         As filed with the Securities and Exchange Commission on July 27, 2000.
                                                             File Nos. 333-_____
                                                                       811-7766
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                 REGISTRATION STATEMENT UNDER THE
                 SECURITIES ACT OF 1933                  [X]

                 PRE-EFFECTIVE AMENDMENT NO.             [ ]
                 POST-EFFECTIVE AMENDMENT NO.            [ ]


                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT UV
                           (Exact Name of Registrant)

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                              (Name of Depositor)

                      JOHN HANCOCK PLACE, BOSTON, MA 02117
        (Address Of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, Including Area Code: (617) 572-9196

                           RONALD J. BOCAGE, ESQUIRE
                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                               JOHN HANCOCK PLACE
                                BOSTON, MA 02117
                    (Name and Address of Agent for Service)

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                       Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington D.C. 20036

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium universal life contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       Prospectus dated October 1, 2000

--------------------------------------------------------------------------------
                        MAJESTIC VARIABLE UNIVERSAL LIFE 98
--------------------------------------------------------------------------------

               a flexible premium variable life insurance policy
                                   issued by
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                               ("John Hancock")


     The policy provides an investment option with fixed rates of return declared by John Hancock and the following variable investment options:

----------------------------------------------------------------------------------------------------
   Variable Investment Option                         Managed By
   --------------------------                         ----------
   Managed...............................  Independence Investment Associates, Inc.
   Growth & Income.......................  Independence Investment Associates, Inc.
   Fidelity VIP Contrafund(R)............  Fidelity Management and Research Company
   Equity Index..........................  State Street Global Advisors
   Large Cap Value.......................  T. Rowe Price Associates, Inc.
   Large Cap Growth......................  Independence Investment Associates, Inc.
   Large Cap Aggressive Growth...........  Alliance Capital Management L.P.
   Fidelity VIP Growth...................  Fidelity Management and Research Company
   AIM V.I. Value........................  A I M Advisors, Inc.
   Mid Cap Value.........................  Neuberger Berman, LLC
   Fundamental Mid Cap Growth............  OppenheimerFunds, Inc.
   Mid Cap Growth........................  Janus Capital Corporation
   Real Estate Equity....................  Independence Investment Associates, Inc.
   Small/Mid Cap CORE....................  Goldman Sachs Asset Management
   Small/Mid Cap Growth..................  Wellington Management Company, LLP
   Small Cap Value.......................  INVESCO Management & Research, Inc.
   Small Cap Growth......................  John Hancock Advisers, Inc.
   MFS New Discovery.....................  MFS Investment Management(R)
   Global Balanced.......................  Brinson Partners, Inc.
   Templeton International Securities....  Templeton Investment Counsel, Inc.
   International Equity Index............  Independence International Associates, Inc.
   International Opportunities...........  Rowe Price-Fleming International, Inc.
   Emerging Markets Equity...............  Morgan Stanley Dean Witter Investment Management, Inc.
   Short-Term Bond.......................  Independence Investment Associates, Inc.
   Bond Index............................  Mellon Bond Associates, LLP
   Active Bond...........................  John Hancock Advisers, Inc.
   Global Bond...........................  J.P. Morgan Investment Management, Inc.
   High Yield Bond.......................  Wellington Management Company, LLP
   Money Market..........................  John Hancock Life Insurance Company
   Brandes International Equity..........  Brandes Investment Partners, L.P.
   Turner Core Growth....................  Turner Investment Partners, Inc.
   Frontier Capital Appreciation.........  Frontier Capital Management Company, LLC
   Clifton Enhanced U.S. Equity..........  The Clifton Group
----------------------------------------------------------------------------------------------------

     The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

     When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the AIM Variable Insurance Funds, Inc., the Templeton Variable Products Series Fund, Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II, the MFS Variable Insurance Trust, and the M Fund, Inc. (together, "the Trusts"). In this prospectus, the investment options of the Trusts are referred to as "funds". In the prospectuses for the Trusts, the investment options may be referred to as "funds", "portfolios" or "series".

     Each Trust is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Trusts. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for each Trust. The Trust prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                            * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            * * * * * * * * * * * *



                      John Hancock Life Servicing Office
                      ----------------------------------

                 Express Delivery                    U.S. Mail
                 ----------------                    ---------
              529 Main Street (X-4)                 P.O. Box 111
               Charlestown, MA 02129              Boston, MA 02117



                             Phone: 1-800-521-1234

                              Fax: 1-617-572-6956

                           GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus -- it is not the policy. The prospectus
                                        ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

     This prospectus is arranged in the following way:

          . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

          . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 20.

          . Behind the illustrations is a section called "Additional
            Information" that gives more details about the policy. It generally does not repeat information that is in the Basic Information
                 ---
            section. A table of contents for the Additional Information section appears on page 31.

          . Behind the Additional Information section are the financial statements for John Hancock and Separate Account UV. These start on page 44.

          . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 93.

After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Trusts begin.

                            * * * * * * * * * * * *

                               BASIC INFORMATION

     This part of the prospectus provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:

Question                                                                                            Beginning on page
--------                                                                                            -----------------
 .What is the policy?................................................................................        5
 .Who owns the policy?...............................................................................        5
 .How can I invest money in the policy?..............................................................        5
 .Is there a minimum amount I must invest?...........................................................        6
 .How will the value of my investment in the policy change over time?................................        7
 .What charges will John Hancock deduct from my investment in the policy?............................        8
 .What charges will the Trusts deduct from my investment in the policy?..............................        9
 .What other charges could John Hancock impose in the future?........................................       11
 .How can I change my policy's investment allocations?...............................................       12
 .How can I access my investment in the policy?......................................................       12
 .How much will John Hancock pay when the insured person dies?.......................................       14
 .How can I change my policy's insurance coverage?...................................................       15
 .Can I cancel my policy after it's issued?..........................................................       16
 .Can I choose the form in which John Hancock pays out policy proceeds?..............................       16
 .To what extent can John Hancock vary the terms and conditions of its policies in particular cases?.       17
 .How will my policy be treated for income tax purposes?.............................................       18
 .How do I communicate with John Hancock?............................................................       18

What is the policy?

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected. If the life insurance protection described in this prospectus is provided under a master group policy, the term "policy" as used in this prospectus refers to the certificate you will be issued and not to the master group policy.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

          . Determine when and how much you invest in the various investment options

          . Borrow or withdraw amounts you have in the investment options

          . Change the beneficiary who will receive the death benefit

          . Change the amount of insurance

          . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

          . Choose the form in which we will pay out the death benefit or other proceeds

Most of these options are subject to limits that are explained later in this prospectus.

Who owns the policy?

     That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

How can I invest money in the policy?

Premium Payments

     We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Minimum premium payment

     Each premium payment must be at least $100.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. We'll monitor your premium payments and let you know if you're about to exceed this limit. More discussion of these tax law requirements begins on page
38. Also, we may refuse to accept any amount of an additional premium if:

          . that amount of premium would increase our insurance risk exposure, and

          . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Life Insurance Company." Premiums after the first must be sent to the John Hancock Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

     We will also accept premiums:

          . by wire or by exchange from another insurance company, or

          . if we agree to it, through a salary deduction plan with your employer.

You can obtain information on these other methods of premium payment by contacting your John Hancock representative or by contacting the John Hancock Life Servicing Office.

Is there a minimum amount I must invest?

Planned Premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums -- annually, semi-annually, quarterly or monthly. The date on which such a payment is "due" is referred to in the policy as a "modal processing date." However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" below).

Lapse and reinstatement

     Your policy can terminate (i.e., "lapse") for failure to pay charges due under the policy. If the policy's surrender value is not sufficient to pay the charges on a monthly deduction date, we will notify you of how much you will need to pay to keep the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, your policy will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy terminates in this way, you can still reactivate (i.e., "reinstate") it within 1 year from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During such a grace period, you cannot make a partial withdrawal or policy loan.

How will the value of my investment in the policy change over time?

     From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" beginning on page 34.)

     Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of one of the Trusts and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will John Hancock deduct from my investment in the policy?" below.

     The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be subject to the mortality and expense risk charge described on page
     ---
9. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

     At any time, the "account value" of your policy is equal to:

          . the amount you invested,

          . plus or minus the investment experience of the investment options you've chosen,

          . minus all charges we deduct, and

          . minus all withdrawals you have made.

If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed beginning on page 13.

What charges will John Hancock deduct from my investment in the policy?

Deductions from premium payments

 . Premium tax charge - A charge to cover state premium taxes we currently
  ------------------
  expect to pay, on average. This charge is currently 2.35% of each premium.

 . DAC tax charge - A charge to cover the increased Federal income tax
  --------------
  burden that we currently expect will result from receipt of premiums. This charge is currently 1.25% of each premium.

 . Premium processing charge - A charge to help defray our administrative
  -------------------------
  costs. This charge is 1.25% of each premium.

 . Sales charge - A charge to help defray our sales costs. The charge is 30%
  ------------
  of premiums paid in the first policy year up to the Target Premium, 10% of premiums received in each of policy years 2 through 10 up to the Target Premium, 4% of premiums received in each policy year after policy year 10 up to the Target Premium, and 3.5% of premiums received in any policy year in excess of the Target Premium. If premium received in the first policy year is less than the Target Premium, then premium received in the second policy year will be treated as if received in the first policy year until first year premiums equal the Target Premium. The "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy.

 . Optional enhanced cash value rider charge - A charge imposed if you elect
  -----------------------------------------
  this rider. It is deducted only from premiums received in the first two policy years. The charge is 2% of premiums received in the first two policy years until the total charges deducted equal 2% of one year's Target Premium.

Deductions from account value

 . Issue charge - A monthly charge to help defray our administrative costs.
  ------------
  This is a charge per $1,000 of Sum Insured at issue that varies by age and that is deducted only during the first ten policy years. The charge will appear in the "Policy Specifications" section of the policy. As an example, the monthly charge for a 45 year old is 10c per $1,000 of Sum Insured. The monthly charge will be at least $5 and is guaranteed not to exceed $200.

 . Administrative charge - A monthly charge to help defray our administrative
  ---------------------
  costs. This is a flat dollar charge of up to $10 (currently $5).

 . Insurance charge - A monthly charge for the cost of insurance. To
  ----------------
  determine the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance
                                                -------
  rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) Higher current insurance rates are generally applicable to policies issued on a "guaranteed issue" basis, where only very limited underwriting information is obtained. This is often the case with policies issued to trustees, employers and similar entities.

 . Extra mortality charge - A monthly charge specified in your policy for
  ----------------------
  additional mortality risk if the insured person is subject to certain types of special insurance risk.

 . M & E charge - A daily charge for mortality and expense risks we assume.
  ------------
  This charge is deducted from the variable investment options. It does not apply to the fixed investment option. The current charge is at an effective annual rate of .20% of the value of the assets in each variable investment option. We guarantee that this charge will never exceed an effective annual rate of .60%.

 . Optional benefits charge - Monthly charges for any optional insurance
  ------------------------
  benefits added to the policy by means of a rider (other than the optional enhanced cash value rider).

 . Partial withdrawal charge - A charge for each partial withdrawal of
  -------------------------
  account value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

What charges will the Trusts deduct from my investment in the policy?

     The Trusts must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select.

     The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 1999, except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                             Investment  Distribution and  Other Operating  Total Fund   Other Operating
                                             Management      Service        Expenses With   Operating     Expenses Absent
Fund Name                                        Fee       (12b-1) Fees     Reimbursement    Expenses      Reimbursement
---------                                    ----------  ----------------  ---------------  ----------  -----------------
John Hancock Variable Series Trust I
 (Note 1):
Managed.................................       0.32%           N/A              0.03%         0.35%           0.03%
Growth & Income.........................       0.25%           N/A              0.03%         0.28%           0.03%
Equity Index............................       0.14%           N/A              0.00%         0.14%           0.08%
Large Cap Value.........................       0.74%           N/A              0.10%         0.84%           0.11%
Large Cap Growth........................       0.36%           N/A              0.03%         0.39%           0.03%
Large Cap Aggressive Growth.............       0.98%           N/A              0.10%         1.08%           0.19%
Mid Cap Value...........................       0.80%           N/A              0.10%         0.90%           0.12%
Mid Cap Growth..........................       0.82%           N/A              0.10%         0.92%           0.11%
Fundamental Mid Cap Growth..............       0.85%           N/A              0.10%         0.95%           0.24%
Real Estate Equity......................       0.60%           N/A              0.10%         0.70%           0.10%
Small/Mid Cap CORE......................       0.80%           N/A              0.10%         0.90%           0.66%
Small/Mid Cap Growth....................       0.75%           N/A              0.10%         0.85%           0.10%
Small Cap Value.........................       0.80%           N/A              0.10%         0.90%           0.16%
Small Cap Growth........................       0.75%           N/A              0.10%         0.85%           0.14%
Global Balanced *.......................       0.85%           N/A              0.10%         0.95%           0.46%
International Equity Index..............       0.16%           N/A              0.10%         0.26%           0.22%
International Opportunities.............       0.87%           N/A              0.10%         0.97%           0.29%
Emerging Markets Equity.................       1.27%           N/A              0.10%         1.37%           2.17%
Short-Term Bond.........................       0.30%           N/A              0.10%         0.40%           0.13%
Bond Index..............................       0.15%           N/A              0.10%         0.25%           0.20%
Active Bond *...........................       0.25%           N/A              0.03%         0.28%           0.03%
Global Bond.............................       0.69%           N/A              0.10%         0.79%           0.15%
High Yield Bond.........................       0.65%           N/A              0.10%         0.75%           0.39%
Money Market............................       0.25%           N/A              0.06%         0.31%           0.06%

AIM Variable Insurance Funds, Inc.:
AIM V.I. Value..........................       0.61%           N/A              0.15%         0.76%           0.15%

Variable Insurance Products Fund -
 Service Class (Note 2):
Fidelity VIP Growth.....................       0.58%          0.10%             0.07%         0.75%           0.09%

Variable Insurance Products Fund II -
 Service Class (Note 2):
Fidelity VIP Contrafund(R)..............       0.58%          0.10%             0.07%         0.75%           0.10%

Franklin Templeton Variable Insurance
 Products Trust - Class 2 Shares (Note 3):
Templeton International Securities......       0.69%          0.25%             0.19%         1.13%           0.19%

MFS Variable Insurance Trust
    (Note 4):
MFS New Discovery.......................       0.90%           N/A              0.17%         1.07%           1.59%

M Fund, Inc. (Note 5):
Brandes International Equity............       0.96%           N/A              0.25%         1.21%           0.97%
Turner Core Growth......................       0.45%           N/A              0.25%         0.70%           0.95%
Frontier Capital Appreciation...........       0.90%           N/A              0.25%         1.15%           0.57%
Clifton Enhanced U.S. Equity**..........       0.55%           N/A              0.25%         0.80%           1.08%

Notes to Fund Expense Table
     (1) John Hancock Variable Series Trust I funds' percentages reflect management fees and other fund expenses based on the allocation methodology and expense reimbursement policy adopted April 23, 1999. Under the policy, John Hancock Life Insurance Company voluntarily reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets (0.00% for Equity Index).

      * Global Balanced was formerly "International Balanced" and Active Bond was formerly "Sovereign Bond".

     (2) A portion of the brokerage commissions that certain of the Fidelity VIP funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the operating expenses of the funds would have been higher, as shown in the last column of this table.

     (3) On February 8, 2000, shareholders of each fund approved a merger and reorganization that combined the Templeton International Equity Fund with the Templeton International Securities Fund, effective May 1, 2000. Shareholders of the Templeton International Securities Fund had approved new management fees, which apply to the combined funds effective May 1, 2000. The table shows restated total expenses for the fund based on the new fees and the assets, as of December 31, 1999, of the Templeton International Securities Fund. However, if the table reflected both the new fees and the combined assets of the Templeton International Equity Fund and the Templeton International Securities Fund, the estimated expenses for the two funds combined after May 1, 2000 would be: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%.

     (4) MFS Variable Insurance Trust funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed to bear expense for the New Discovery Fund, subject to reimbursement by the fund, such that such fund's "other fund expenses" shall not exceed 0.15% of the average daily net assets of the fund during the current fiscal year.

     (5) M Fund, Inc. funds' percentages reflect the investment management fees currently payable and other fund expenses allocated in 1999. M Financial Advisers, Inc. reimburses a fund when the fund's other operating expenses exceed 0.25% of that fund's average daily net assets.

      ** Clifton Enhanced U.S. Equity was formerly "Enhanced U.S. Equity".

What other charges could John Hancock impose in the future?

     Except for the DAC tax charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, additional income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium tax charge and the DAC tax charge in order to correspond, respectively, with changes in the state premium tax levels and with changes in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

How can I change my policy's investment allocations?

Future premium payments

     At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

     You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount.

     Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, transfers out of the fixed investment option are currently subject to the following restrictions:

 .    You can only make such a transfer once a year and only during the 31 day period following your policy anniversary.

 .    We must receive the request for such a transfer during the period beginning 60 days prior to the policy anniversary and ending 30 days after it.

 .    The most you can transfer at any one time is the greater of $500 or 20%
     of the assets in your fixed investment option.

     We reserve the right to impose a minimum amount limit on transfers out of the fixed investment option. We also reserve the right to impose limits on the number and frequency of transfers out of the variable investment options.

How can I access my investment in the policy?

Full surrender

     You may surrender your policy in full at any time. If you do, we will pay you the account value less any policy loans. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

     You may make a partial withdrawal of your surrender value at any time. Each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your account value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page 8). We also reserve the right to refuse any partial withdrawal that would cause the policy's Sum Insured to fall below $250,000. Any partial withdrawal will reduce your death benefit under any of the death benefit options (see "How much will John Hancock pay when the insured person dies?" on page 14). Under Option A or Option M, such a partial withdrawal will reduce the Sum Insured. Under Option B, such a partial withdrawal will reduce your account value.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. However, you can't borrow from your policy during a "grace period" (see "Lapse and reinstatement" on page 7). The maximum amount you can borrow is determined as follows:

          .    We first determine the account value of your policy.

          . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

          . We then multiply the resulting amount by .75% in policy years 1 through 20 and .25% thereafter.

          .    We then subtract the third item above from the second item above.

     The minimum amount of each loan is $1,000. The interest charged on any loan is an effective annual rate of 4.75% in the first 20 policy years and 4.25% thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

          . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

          . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

How much will John Hancock pay when the insured person dies?

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Sum Insured."

     When the insured person dies, we will pay the death benefit minus any outstanding loans. There are three ways of calculating the death benefit. You choose which one you want in the application. The three death benefit options are:

          . Option A - The death benefit will equal the greater of (1) the Sum Insured, or (2) the minimum insurance amount (as described below).

          . Option B - The death benefit will equal the greater of (1) the Sum Insured plus your policy's account value on the date of death, or (2) the minimum insurance amount.

          . Option M - The death benefit will equal the greater of (1) the Sum Insured plus any optional extra death benefit (as described below), or (2) the minimum insurance amount.

     For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A or Option M. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A or Option M than under Option B for the same premium payments.

Optional extra death benefit feature

     The optional extra death benefit is determined as follows:

          . First, we multiply your account value by a factor specified in the policy. The factor is based on the insured person's age on the date of calculation.

          .    We will then subtract your Sum Insured.

     If you change the way in which the minimum insurance amount is calculated (see below), we may have to change the factors described above (perhaps retroactively) in order to maintain qualification of the policy as life insurance under Federal tax law. This feature may result in the

Option M death benefit being higher than the minimum insurance amount. Although there is no special charge for this feature, your monthly insurance charge will be based on that higher death benefit amount. Election of this feature must be made in the application for the policy.

The minimum insurance amount

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - - the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the death benefit option, you must also elect which test you wish to have applied. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the "required additional death benefit factor" applicable on that date. In this case, the death benefit factors are derived by applying the guideline premium and cash value corridor test. The death benefit factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the death benefit factor applicable on that date. In this case, the death benefit factors are derived by applying the cash value accumulation test. The death benefit factor decreases as attained age increases. Regardless of which test you elect, a table showing the required additional death benefit factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 38). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

Enhanced cash value rider

     In the application for the policy, you may elect to purchase the enhanced cash value rider. This rider provides an enhanced cash value benefit (in addition to the surrender value) if you surrender the policy within the first nine policy years. The amount of the benefit will be shown in the "Policy Specifications" section of the policy. The benefit is also included in the account value when calculating the death benefit. Election of this rider could increase your insurance charge since it affects our amount at risk under the policy. The amount available for partial withdrawals and loans are based on the surrender value and will in no way be increased due to this rider.

How can I change my policy's insurance coverage?

Increase in coverage

     After the first policy year, you may request an increase in the Sum Insured at any time. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. As to when an approved increase would take effect, see "Effective date of other policy transactions" on page 35.

Decrease in coverage

     After the first policy year, you may request a reduction in the Sum Insured at any time, but only if:

          .    the remaining Sum Insured will be at least $250,000, and

          . the remaining Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     We may refuse any decrease in Sum Insured if it would cause the death benefit to reflect an increase pursuant to the optional extra death benefit feature. As to when an approved decrease would take effect, see "Effective date of other policy transactions" on page 35.

Change of death benefit option

     At any time, you may request to change your coverage from death benefit Option B to Option A. Our administrative systems do not currently permit any other change of death benefit option. Such changes may be permitted in the future, but that is not guaranteed.

Tax consequences

     Please read "Tax considerations" starting on page 38 to learn about possible tax consequences of changing your insurance coverage under the policy.

Can I cancel my policy after it's issued?

     You have the right to cancel your policy within 10 days after you receive it (this period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to John Hancock at one of the addresses shown on page 2, or to the John Hancock representative who delivered the policy to you.

     In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by John Hancock or the Trusts prior to that date. The date of cancellation will be the date of such mailing or delivery.

Can I choose the form In which John Hancock pays out policy proceeds?

Choosing a payment option

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

     . Option 1 - Proceeds left with us to accumulate with interest

     . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

     . Option 2B - Equal monthly payments for a specified period of time

     . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

     . Option 4 - Equal monthly payments for life with no refund

     . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

  You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For Options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

  You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

  There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

To what extent can John Hancock vary the terms and conditions of its policies in particular cases?

  Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

  Insurance laws and regulations apply to John Hancock in every state in which its policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 37. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

How will my policy be treated for income tax purposes?

  Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

  However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

  For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning on page 38.

How do I communicate with John Hancock?

General Rules

  You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock Life Servicing Office at the appropriate address shown on page 2.

  Certain requests must be made in writing and be signed and dated by you. They include the following:

     . loans, surrenders or partial withdrawals

     . transfers of account value among investment options

     . change of allocation among investment options for new premium payments

     . change of death benefit option

     . increase or decrease in Sum Insured

     . change of beneficiary

     . election of payment option for policy proceeds

     . tax withholding elections

     . election of telephone transaction privilege

  You should mail or express these requests to the John Hancock Life Servicing Office at the appropriate address shown on page 2. You should also send notice of the insured person's death and related documentation to the John Hancock Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

  We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from the John Hancock Life Servicing Office or your John Hancock representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

  If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-521-1234 or by faxing us at 1-617-572-6956. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

  The policies are not designed for professional market timing organizations or other entities that use programmed and frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether.

               ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Trust assets). After the deduction of average fees and expenses at the Trust level (as described below) the corresponding net annual rates of return would be -.79%, 5.16% and 11.12%. (Investment return reflects investment income and all realized and unrealized capital gains and losses.) The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 45 year old male preferred underwriting risk when the policy is issued.

  Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by John Hancock will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making.

  With respect to fees and expenses deducted from Trust assets, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .66%, and (2) an assumed average asset charge for all other Trust operating expenses equivalent to an effective annual rate of .13%. These rates are the arithmetic average for all funds of the Trusts. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other Trust operating expenses reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 10. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed.

  The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

  Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the Sum Insured and annual Planned Premium amount requested.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option A Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $4,530*
      Using Current Charges

                                     Death Benefit                  Surrender Value
                             ------------------------------  ------------------------------
End of    Planned Premiums       Assuming hypothetical           Assuming hypothetical
Policy     accumulated at        gross annual return of         gross annual return of
                             ------------------------------  ------------------------------
 Year    5% annual interest     0%        6%        12%        0%        6%         12%
------   ------------------  --------  --------  ----------  -------  --------  -----------
   1          $  4,757       $250,000  $250,000  $  250,000  $ 2,185  $  2,336  $     2,488
   2             9,751        250,000   250,000     250,000    5,203     5,697        6,209
   3            14,995        250,000   250,000     250,000    8,157     9,188       10,298
   4            20,501        250,000   250,000     250,000   11,065    12,836       14,816
   5            26,283        250,000   250,000     250,000   13,944    16,665       19,827
   6            32,353        250,000   250,000     250,000   16,795    20,685       25,385
   7            38,727        250,000   250,000     250,000   19,624    24,910       31,557
   8            45,420        250,000   250,000     250,000   22,428    29,350       38,407
   9            52,448        250,000   250,000     250,000   25,208    34,013       46,008
  10            59,827        250,000   250,000     250,000   27,957    38,905       54,436
  11            67,575        250,000   250,000     250,000   31,230    44,619       64,390
  12            75,710        250,000   250,000     250,000   34,428    50,575       75,394
  13            84,252        250,000   250,000     250,000   37,522    56,761       87,544
  14            93,221        250,000   250,000     250,000   40,510    63,188      100,970
  15           102,638        250,000   250,000     250,000   43,396    69,874      115,826
  16           112,527        250,000   250,000     250,000   46,179    76,832      132,277
  17           122,910        250,000   250,000     274,882   48,854    84,078      150,463
  18           133,812        250,000   250,000     303,799   51,417    91,625      170,501
  19           145,259        250,000   250,000     334,827   53,861    99,489      192,573
  20           157,278        250,000   250,000     368,178   56,182   107,690      216,882
  25           227,014        250,000   250,000     576,428   64,802   153,889      379,453
  30           316,016        250,000   292,219     884,023   69,261   212,045      641,480
  35           429,609        250,000   359,282   1,349,445   65,857   282,077    1,059,469


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.

It is emphasized that the hypothetical Investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option A Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $4,530*
      Using Maximum Charges

                                    Death Benefit               Surrender Value
                             ----------------------------  ---------------------------
End of    Planned Premiums      Assuming hypothetical        Assuming hypothetical
Policy     accumulated at       gross annual return of       gross annual return of
                             ----------------------------  ---------------------------
 Year    5% annual interest     0%        6%       12%       0%       6%        12%
------   ------------------  --------  --------  --------  -------  -------  ---------
   1          $  4,757       $250,000  $250,000  $250,000  $ 1,375  $ 1,501  $   1,627
   2             9,751        250,000   250,000   250,000    3,545    3,935      4,343
   3            14,995        250,000   250,000   250,000    5,599    6,392      7,253
   4            20,501        250,000   250,000   250,000    7,533    8,871     10,379
   5            26,283        250,000   250,000   250,000    9,340   11,361     13,733
   6            32,353        250,000   250,000   250,000   11,014   13,859     17,338
   7            38,727        250,000   250,000   250,000   12,537   16,345     21,202
   8            45,420        250,000   250,000   250,000   13,894   18,807     25,343
   9            52,448        250,000   250,000   250,000   15,069   21,224     29,778
  10            59,827        250,000   250,000   250,000   16,039   23,574     34,524
  11            67,575        250,000   250,000   250,000   17,363   26,440     40,233
  12            75,710        250,000   250,000   250,000   18,455   29,241     46,388
  13            84,252        250,000   250,000   250,000   19,306   31,971     53,047
  14            93,221        250,000   250,000   250,000   19,903   34,615     60,268
  15           102,638        250,000   250,000   250,000   20,228   37,155     68,121
  16           112,527        250,000   250,000   250,000   20,251   39,564     76,677
  17           122,910        250,000   250,000   250,000   19,938   41,806     86,018
  18           133,812        250,000   250,000   250,000   19,240   43,836     96,240
  19           145,259        250,000   250,000   250,000   18,101   45,601    107,454
  20           157,278        250,000   250,000   250,000   16,464   47,042    119,801
  25           227,014             **   250,000   309,216       **   47,243    203,552
  30           316,016             **   250,000   450,227       **   24,468    326,701
  35           429,609             **        **   636,295       **       **    499,564

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical Investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option B Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $4,530*
      Using Current Charges

                                     Death Benefit                  Surrender Value
                             ------------------------------  ------------------------------
End of    Planned Premiums       Assuming hypothetical           Assuming hypothetical
Policy     accumulated at        gross annual return of         gross annual return of
                             ------------------------------  ------------------------------
 Year    5% annual interest     0%        6%        12%        0%        6%         12%
------   ------------------  --------  --------  ----------  -------  --------  -----------
   1          $  4,757       $252,181  $252,332  $  252,484  $ 2,181  $  2,332  $     2,484
   2             9,751        255,190   255,682     256,193    5,190     5,682        6,193
   3            14,995        258,128   259,155     260,260    8,128     9,155       10,260
   4            20,501        261,015   262,777     264,746   11,015    12,777       14,746
   5            26,283        263,867   266,569     269,709   13,867    16,569       19,709
   6            32,353        266,686   270,544     275,206   16,686    20,544       25,206
   7            38,727        269,477   274,714     281,297   19,477    24,714       31,297
   8            45,420        272,240   279,087     288,045   22,240    29,087       38,045
   9            52,448        274,973   283,673     295,519   24,973    33,673       45,519
  10            59,827        277,671   288,474     303,791   27,671    38,474       53,791
  11            67,575        280,885   294,078     313,546   30,885    44,078       63,546
  12            75,710        284,010   299,896     324,293   34,010    49,896       74,293
  13            84,252        287,012   305,904     336,101   37,012    55,904       86,101
  14            93,221        289,886   312,104     349,076   39,886    62,104       99,076
  15           102,638        292,635   318,505     363,344   42,635    68,505      113,344
  16           112,527        295,254   325,112     379,039   45,254    75,112      129,039
  17           122,910        297,735   331,925     396,303   47,735    81,925      146,303
  18           133,812        300,072   338,945     415,296   50,072    88,945      165,296
  19           145,259        302,253   346,168     436,189   52,253    96,168      186,189
  20           157,278        304,269   353,595     459,175   54,269   103,595      209,175
  25           227,014        310,315   392,240     612,104   60,315   142,240      362,104
  30           316,016        310,527   434,804     859,491   60,527   184,804      609,491
  35           429,609        300,081   476,411   1,282,381   50,081   226,411    1,006,816

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.

It is emphasized that the hypothetical Investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option B Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $4,530*
      Using Maximum Charges

                                    Death Benefit               Surrender Value
                             ----------------------------  ---------------------------
End of    Planned Premiums      Assuming hypothetical        Assuming hypothetical
Policy     accumulated at       gross annual return of       gross annual return of
                             ----------------------------  ---------------------------
 Year    5% annual interest     0%        6%       12%       0%       6%        12%
------   ------------------  --------  --------  --------  -------  -------  ---------
   1          $  4,757       $251,366  $251,491  $251,617  $ 1,366  $ 1,491  $   1,617
   2             9,751        253,515   253,901   254,305    3,515    3,901      4,305
   3            14,995        255,535   256,319   257,169    5,535    6,319      7,169
   4            20,501        257,422   258,738   260,221    7,422    8,738     10,221
   5            26,283        259,167   261,146   263,468    9,167   11,146     13,468
   6            32,353        260,763   263,534   266,922   10,763   13,534     16,922
   7            38,727        262,190   265,879   270,580   12,190   15,879     20,580
   8            45,420        263,433   268,161   274,446   13,433   18,161     24,446
   9            52,448        264,472   270,353   278,517   14,472   20,353     28,517
  10            59,827        265,284   272,426   282,788   15,284   22,426     32,788
  11            67,575        266,425   274,950   287,880   16,425   24,950     37,880
  12            75,710        267,302   277,332   293,242   17,302   27,332     43,242
  13            84,252        267,909   279,557   298,890   17,909   29,557     48,890
  14            93,221        268,233   281,599   304,835   18,233   31,599     54,835
  15           102,638        268,257   283,428   311,087   18,257   33,428     61,087
  16           112,527        267,951   285,000   317,643   17,951   35,000     67,643
  17           122,910        267,283   286,265   324,493   17,283   36,265     74,493
  18           133,812        266,209   287,159   331,618   16,209   37,159     81,618
  19           145,259        264,679   287,607   338,987   14,679   37,607     88,987
  20           157,278        262,645   287,534   346,566   12,645   37,534     96,566
  25           227,014             **   276,738   386,592       **   26,738    136,592
  30           316,016             **        **   423,368       **       **    173,368
  35           429,609             **        **   434,478       **       **    184,478

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical Investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option M Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $4,530*
      Using Current Charges

                                     Death Benefit                 Surrender Value
                             ------------------------------  ----------------------------
End of    Planned Premiums       Assuming hypothetical          Assuming hypothetical
Policy     accumulated at        gross annual return of        gross annual return of
                             ------------------------------  ----------------------------
 Year    5% annual interest     0%        6%        12%        0%        6%        12%
------   ------------------  --------  --------  ----------  -------  --------  ---------
   1          $  4,757       $250,000  $250,000  $  250,000  $ 2,185  $  2,336  $   2,488
   2             9,751        250,000   250,000     250,000    5,203     5,697      6,209
   3            14,995        250,000   250,000     250,000    8,157     9,188     10,298
   4            20,501        250,000   250,000     250,000   11,065    12,836     14,816
   5            26,283        250,000   250,000     250,000   13,944    16,665     19,827
   6            32,353        250,000   250,000     250,000   16,795    20,685     25,385
   7            38,727        250,000   250,000     250,000   19,624    24,910     31,557
   8            45,420        250,000   250,000     250,000   22,428    29,350     38,407
   9            52,448        250,000   250,000     250,000   25,208    34,013     46,008
  10            59,827        250,000   250,000     250,000   27,957    38,905     54,436
  11            67,575        250,000   250,000     254,510   31,230    44,619     64,389
  12            75,710        250,000   250,000     285,210   34,428    50,575     75,343
  13            84,252        250,000   250,000     316,829   37,522    56,761     87,348
  14            93,221        250,000   250,000     349,426   40,510    63,188    100,496
  15           102,638        250,000   250,000     383,118   43,396    69,874    114,899
  16           112,527        250,000   250,000     418,002   46,179    76,832    130,667
  17           122,910        250,000   258,105     454,184   48,854    84,062    147,923
  18           133,812        250,000   269,880     491,776   51,417    91,537    166,800
  19           145,259        250,000   281,161     530,929   53,861    99,259    187,435
  20           157,278        250,000   291,992     571,791   56,182   107,232    209,986
  25           227,014        250,000   338,402     801,747   64,802   150,008    355,400
  30           316,016        250,000   378,478   1,098,408   69,261   199,767    579,757
  35           429,609        250,000   413,937   1,486,664   65,857   255,848    918,885

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.

It is emphasized that the hypothetical Investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option M Death Benefit
      Cash Value Accumulation Test
      Planned Premium: $4,530*
      Using Maximum Charges

                                    Death Benefit               Surrender Value
                             ----------------------------  ---------------------------
End of    Planned Premiums      Assuming hypothetical        Assuming hypothetical
Policy     accumulated at       gross annual return of       gross annual return of
                             ----------------------------  ---------------------------
 Year    5% annual interest     0%        6%       12%       0%       6%        12%
------   ------------------  --------  --------  --------  -------  -------  ---------
   1          $  4,757       $250,000  $250,000  $250,000  $ 1,375  $ 1,501  $   1,627
   2             9,751        250,000   250,000   250,000    3,545    3,935      4,343
   3            14,995        250,000   250,000   250,000    5,599    6,392      7,253
   4            20,501        250,000   250,000   250,000    7,533    8,871     10,379
   5            26,283        250,000   250,000   250,000    9,340   11,361     13,733
   6            32,353        250,000   250,000   250,000   11,014   13,859     17,338
   7            38,727        250,000   250,000   250,000   12,537   16,345     21,202
   8            45,420        250,000   250,000   250,000   13,894   18,807     25,343
   9            52,448        250,000   250,000   250,000   15,069   21,224     29,778
  10            59,827        250,000   250,000   250,000   16,039   23,574     34,524
  11            67,575        250,000   250,000   250,000   17,363   26,440     40,233
  12            75,710        250,000   250,000   250,000   18,455   29,241     46,388
  13            84,252        250,000   250,000   250,000   19,306   31,971     53,047
  14            93,221        250,000   250,000   250,000   19,903   34,615     60,268
  15           102,638        250,000   250,000   250,000   20,228   37,155     68,121
  16           112,527        250,000   250,000   250,000   20,251   39,564     76,677
  17           122,910        250,000   250,000   263,804   19,938   41,806     85,919
  18           133,812        250,000   250,000   282,027   19,240   43,836     95,657
  19           145,259        250,000   250,000   299,928   18,101   45,601    105,884
  20           157,278        250,000   250,000   317,486   16,464   47,042    116,594
  25           227,014             **   250,000   400,592       **   47,243    177,575
  30           316,016             **   250,000   474,396       **   24,468    250,394
  35           429,609             **        **   537,186       **       **    332,027

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical Investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option A Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $4,530*
      Using Current Charges

                                     Death Benefit                  Surrender Value
                             ------------------------------  ------------------------------
End of    Planned Premiums       Assuming hypothetical           Assuming hypothetical
Policy     accumulated at        gross annual return of         gross annual return of
                             ------------------------------  ------------------------------
 Year    5% annual interest     0%        6%        12%        0%        6%         12%
------   ------------------  --------  --------  ----------  -------  --------  -----------
   1          $  4,757       $250,000  $250,000  $  250,000  $ 2,185  $  2,336  $     2,488
   2             9,751        250,000   250,000     250,000    5,203     5,697        6,209
   3            14,995        250,000   250,000     250,000    8,157     9,188       10,298
   4            20,501        250,000   250,000     250,000   11,065    12,836       14,816
   5            26,283        250,000   250,000     250,000   13,944    16,665       19,827
   6            32,353        250,000   250,000     250,000   16,795    20,685       25,385
   7            38,727        250,000   250,000     250,000   19,624    24,910       31,557
   8            45,420        250,000   250,000     250,000   22,428    29,350       38,407
   9            52,448        250,000   250,000     250,000   25,208    34,013       46,008
  10            59,827        250,000   250,000     250,000   27,957    38,905       54,436
  11            67,575        250,000   250,000     250,000   31,230    44,619       64,390
  12            75,710        250,000   250,000     250,000   34,428    50,575       75,394
  13            84,252        250,000   250,000     250,000   37,522    56,761       87,544
  14            93,221        250,000   250,000     250,000   40,510    63,188      100,970
  15           102,638        250,000   250,000     250,000   43,396    69,874      115,826
  16           112,527        250,000   250,000     250,000   46,179    76,832      132,277
  17           122,910        250,000   250,000     250,000   48,854    84,078      150,513
  18           133,812        250,000   250,000     250,000   51,417    91,625      170,745
  19           145,259        250,000   250,000     250,000   53,861    99,489      193,216
  20           157,278        250,000   250,000     266,169   56,182   107,690      218,171
  25           227,014        250,000   250,000     450,255   64,802   153,889      388,151
  30           316,016        250,000   250,000     716,278   69,261   213,263      669,418
  35           429,609        250,000   305,666   1,192,863   65,857   291,111    1,136,060


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option A Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $4,530*
      Using Current Charges

                                    Death Benefit               Surrender Value
                             ----------------------------  ---------------------------
End of    Planned Premiums      Assuming hypothetical        Assuming hypothetical
Policy     accumulated at       gross annual return of       gross annual return of
                             ----------------------------  ---------------------------
 Year    5% annual interest     0%        6%       12%       0%       6%        12%
------   ------------------  --------  --------  --------  -------  -------  ---------
   1          $  4,757       $250,000  $250,000  $250,000  $ 1,375  $ 1,501  $   1,627
   2             9,751        250,000   250,000   250,000    3,545    3,935      4,343
   3            14,995        250,000   250,000   250,000    5,599    6,392      7,253
   4            20,501        250,000   250,000   250,000    7,533    8,871     10,379
   5            26,283        250,000   250,000   250,000    9,340   11,361     13,733
   6            32,353        250,000   250,000   250,000   11,014   13,859     17,338
   7            38,727        250,000   250,000   250,000   12,537   16,345     21,202
   8            45,420        250,000   250,000   250,000   13,894   18,807     25,343
   9            52,448        250,000   250,000   250,000   15,069   21,224     29,778
  10            59,827        250,000   250,000   250,000   16,039   23,574     34,524
  11            67,575        250,000   250,000   250,000   17,363   26,440     40,233
  12            75,710        250,000   250,000   250,000   18,455   29,241     46,388
  13            84,252        250,000   250,000   250,000   19,306   31,971     53,047
  14            93,221        250,000   250,000   250,000   19,903   34,615     60,268
  15           102,638        250,000   250,000   250,000   20,228   37,155     68,121
  16           112,527        250,000   250,000   250,000   20,251   39,564     76,677
  17           122,910        250,000   250,000   250,000   19,938   41,806     86,018
  18           133,812        250,000   250,000   250,000   19,240   43,836     96,240
  19           145,259        250,000   250,000   250,000   18,101   45,601    107,454
  20           157,278        250,000   250,000   250,000   16,464   47,042    119,801
  25           227,014             **   250,000   250,000       **   47,243    206,501
  30           316,016             **   250,000   382,471       **   24,468    357,450
  35           429,609             **        **   632,960       **       **    602,819


 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of Investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option B Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $4,530*
      Using Current Charges


                                     Death Benefit                  Surrender Value
                             ------------------------------  -----------------------------
                                 Assuming hypothetical           Assuming hypothetical
End of    Planned Premiums       gross annual return of         gross annual return of
Policy     accumulated at    ------------------------------  -----------------------------
 Year    5% annual interest     0%        6%         12%        0%        6%         12%
-------  ------------------  --------  --------  ----------  -------  --------  ------------
   1          $  4,757       $252,181  $252,332  $  252,484  $ 2,181  $  2,332   $    2,484
   2             9,751        255,190   255,682     256,193    5,190     5,682        6,193
   3            14,995        258,128   259,155     260,260    8,128     9,155       10,260
   4            20,501        261,015   262,777     264,746   11,015    12,777       14,746
   5            26,283        263,867   266,569     269,709   13,867    16,569       19,709
   6            32,353        266,686   270,544     275,206   16,686    20,544       25,206
   7            38,727        269,477   274,714     281,297   19,477    24,714       31,297
   8            45,420        272,240   279,087     288,045   22,240    29,087       38,045
   9            52,448        274,973   283,673     295,519   24,973    33,673       45,519
  10            59,827        277,671   288,474     303,791   27,671    38,474       53,791
  11            67,575        280,885   294,078     313,546   30,885    44,078       63,546
  12            75,710        284,010   299,896     324,293   34,010    49,896       74,293
  13            84,252        287,012   305,904     336,101   37,012    55,904       86,101
  14            93,221        289,886   312,104     349,076   39,886    62,104       99,076
  15           102,638        292,635   318,505     363,344   42,635    68,505      113,344
  16           112,527        295,254   325,112     379,039   45,254    75,112      129,039
  17           122,910        297,735   331,925     396,303   47,735    81,925      146,303
  18           133,812        300,072   338,945     415,296   50,072    88,945      165,296
  19           145,259        302,253   346,168     436,189   52,253    96,168      186,189
  20           157,278        304,269   353,595     459,175   54,269   103,595      209,175
  25           227,014        310,315   392,240     612,104   60,315   142,240      362,104
  30           316,016        310,527   434,804     859,491   60,527   184,804      609,491
  35           429,609        300,081   476,411   1,257,340   50,081   226,411    1,007,340

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

Plan: Flexible Premium Variable Life
      $250,000 Sum Insured
      Male, Issue age 45, Fully Underwritten Preferred Underwriting Class Option B Death Benefit
      Guideline Premium and Cash Value Corridor Test
      Planned Premium: $4,530*
      Using Current Charges


                                    Death Benefit               Surrender Value
                             ----------------------------  --------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums      gross annual return of       gross annual return of
Policy     accumulated at    ----------------------------  --------------------------
 Year    5% annual interest     0%        6%       12%       0%       6%        12%
-------  ------------------  --------  --------  --------  -------  -------  ----------
   1          $  4,757       $251,366  $251,491  $251,617  $ 1,366  $ 1,491   $  1,617
   2             9,751        253,515   253,901   254,305    3,515    3,901      4,305
   3            14,995        255,535   256,319   257,169    5,535    6,319      7,169
   4            20,501        257,422   258,738   260,221    7,422    8,738     10,221
   5            26,283        259,167   261,146   263,468    9,167   11,146     13,468
   6            32,353        260,763   263,534   266,922   10,763   13,534     16,922
   7            38,727        262,190   265,879   270,580   12,190   15,879     20,580
   8            45,420        263,433   268,161   274,446   13,433   18,161     24,446
   9            52,448        264,472   270,353   278,517   14,472   20,353     28,517
  10            59,827        265,284   272,426   282,788   15,284   22,426     32,788
  11            67,575        266,425   274,950   287,880   16,425   24,950     37,880
  12            75,710        267,302   277,332   293,242   17,302   27,332     43,242
  13            84,252        267,909   279,557   298,890   17,909   29,557     48,890
  14            93,221        268,233   281,599   304,835   18,233   31,599     54,835
  15           102,638        268,257   283,428   311,087   18,257   33,428     61,087
  16           112,527        267,951   285,000   317,643   17,951   35,000     67,643
  17           122,910        267,283   286,265   324,493   17,283   36,265     74,493
  18           133,812        266,209   287,159   331,618   16,209   37,159     81,618
  19           145,259        264,679   287,607   338,987   14,679   37,607     88,987
  20           157,278        262,645   287,534   346,566   12,645   37,534     96,566
  25           227,014             **   276,738   386,592       **   26,738    136,592
  30           316,016             **        **   423,368       **       **    173,368
  35           429,609             **        **   434,478       **       **    184,478


 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time.

                            ADDITIONAL INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 19.

     Contents of this section                                          Beginning on page
     ------------------------                                          -----------------
     Description of John Hancock....................................          32

     How we support the policy and investment options...............          32

     Procedures for issuance of a policy............................          33

     Commencement of investment performance.........................          34

     How we process certain policy transactions.....................          34

     Effects of policy loans........................................          36

     Additional information about how certain policy charges work...          36

     How we market the policies.....................................          37

     Tax considerations.............................................          38

     Reports that you will receive..................................          40

     Voting privileges that you will have...........................          40

     Changes that John Hancock can make as to your policy...........          40

     Adjustments we make to death benefits..........................          41

     When we pay policy proceeds....................................          41

     Other details about exercising rights and paying benefits......          42

     Legal matters..................................................          42

     Registration statement filed with the SEC......................          42

     Accounting and actuarial experts...............................          42

     Financial statements of John Hancock and the Account...........          42

     List of Directors and Executive Officers of John Hancock.......          43

Description of John Hancock

     We are John Hancock Life Insurance Company, a Massachusetts stock life insuarnce company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock Life Insurance Company became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. Our Home Office is at John Hancock Place, Boston, Massachusetts 02117. We are authorized to transact a life insurance and annuity business in all states and in the District of Columbia. As of December 31, 1999, our assets were approximately $71 billion.

     We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

How we support the policy and investment options

Separate Account UV

     The variable investment options shown on page 1 are in fact subaccounts of Separate Account UV (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or John Hancock.

     The Account's assets are the property of John Hancock. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

     The assets in each subaccount are invested in the corresponding fund of one of the Trusts. New subaccounts may be added as new funds are added to the Trusts and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Trusts.

     We will purchase and redeem Trust shares for the Account at their net asset value without any sales or redemption charges. Shares of a Trust represent an interest in one of the funds of the Trust which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

Our general account

     Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

     Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Sum Insured at issue of $250,000. At the time of issue, the insured person must have an attained age of at least 15 and no more than 85. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

     The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of the insured person, the Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 34).

     The policy will take effect only if all of the following conditions are satisfied:

 .    The policy is delivered to and received by the applicant.

 .    The Minimum Initial Premium is received by us.

 .    Each insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

     In order to preserve a younger age at issue for the insured person, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

     The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (because of the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

Commencement of investment performance

     Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

     All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

How we process certain policy transactions

Premium payments

     We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

     (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

     (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

     (3) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

     (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 .    The tax problem resolves itself prior to the date the refund is to be made;
     or

 .    The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

     (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

     Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of a variable investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

     If received on or before the policy anniversary, requests for transfer out of the fixed investment option will be processed on the policy anniversary (or the next business day if the policy anniversary does not occur on a business day). If received after the policy anniversary, such a request will be processed at the end of the business day in which we receive the request at our Life Servicing Office. If you request a transfer out of the fixed investment option 61 days or more prior to the policy anniversary, we will not process that portion of the reallocation, and your confirmation statement will not reflect a transfer out of the fixed investment option as to such request. Currently, there is no minimum amount limit on transfers into the fixed investment option, but we reserve the right to impose such a limit in the future. We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Telephone transfers and policy loans

     Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

     If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

     The following transactions take effect on the policy anniversary on or next following the date we approve the request:

 .    Sum Insured decreases

 .    Sum Insured increases

 .    Change of death benefit option from Option B to Option A

 .    Any other change of death benefit option, when and if permitted by our administrative rules (see "Change of death benefit option" on page 16)

     Reinstatements of lapsed policies take effect on the monthly deduction date on or next following the date we approve the request for reinstatement.

     We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

Effects of policy loans

     The account value, the surrender value, and any death benefit above the Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Whenever the outstanding loan equals or exceeds the account value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount you must pay to avoid termination, unless a repayment of at least the amount specified is made within that period.

Additional information about how certain policy charges work

Sales expenses and related charges

     The sales charges help to compensate us for the cost of selling our policies. (See "What charges will John Hancock deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 37.)

Effect of premium payment pattern

     You may structure the timing and amount of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total sales charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total sales charges of $12,000. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to the ninth policy year, you would pay total sales charges of only $8,750. However, delaying the payment of Target Premiums to later policy years could increase the risk that the account value will be insufficient to pay monthly policy charges as they come due. As a result, the policy may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax consequences" beginning on page 38.)

Monthly charges

     We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

     The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

     The charges otherwise applicable (including the M&E charge) may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

How we market the policies

     Signator Investors, Inc. ("Signator"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Signator acts as principal underwriter and principal distributor of the policies pursuant to a sales agreement among John Hancock, John Hancock Variable Life Insurance Company, Signator, and the Account. Signator also serves as principal underwriter for John Hancock Variable Annuity Accounts U, I and V, and John Hancock Variable Life Accounts S, U and V, all of which are registered under the 1940 Act. Signator is also the principal underwriter for John Hancock Variable Series Trust I.

     Applications for policies are solicited by agents who are licensed by state insurance authorities to sell John Hancock's policies and who are also registered representatives ("representatives") of Signator or other broker-dealer firms, as discussed below. John Hancock performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. John Hancock will make the appropriate refund if a policy ultimately is not issued or is returned under the "free look" provision. Officers and employees of John Hancock are covered by a blanket bond by a commercial carrier in the amount of $25 million.

     Signator's representatives are compensated for sales of the policies on a commission and service fee basis by Signator, and John Hancock reimburses Signator for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the policies.

     The maximum commission payable to a Signator representative for selling a policy is 65% of the Target Premium paid in the first policy year, 10% of the Target Premium paid in the second through tenth policy years, and 3% of the Target Premium paid in each policy year thereafter. The maximum commission on any premium paid in any policy year in excess of the Target Premium is 3%.

     Representatives with less than four years of service with Signator and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by John Hancock will be eligible for additional compensation.

     The policies are also sold through other registered broker-dealers that have entered into selling agreements with Signator and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Signator's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Signator will compensate the broker-dealers as provided in the selling agreements, and John Hancock will reimburse Signator for such amounts and for certain other direct expenses in connection with marketing the policies through other broker-dealers.

     Representatives of Signator and the other broker-dealers mentioned above may also earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

     The offering of the policies is intended to be continuous, but neither John Hancock nor Signator is obligated to sell any particular amount of policies.

Tax Considerations

     This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

     We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

     If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

     In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

     We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, the amount of any outstanding loan that was not previously considered income (as discussed below) will be treated as if it had been distributed to the owner if the policy terminates for any reason.

     It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if a Trust failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

     In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

     The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 59 1/2.

     Furthermore, any time there is a "material change" in a policy (such as an increase in Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

     Moreover, if benefits under a policy are reduced (such as a reduction in the Sum Insured or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

     All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Reports That You Will Receive

     At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of each Trust, including a list of securities held in each fund.

Voting privileges that you will have

     All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Trusts. We will vote the shares of each of the funds of the Trusts which are deemed attributable to variable life insurance policies at regular and special meetings of the Trusts' shareholders in accordance with instructions received from owners of such policies. Shares of the Trusts held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

     We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for the Trust's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of the Trust, ratification of the selection of independent auditors, approval of Trust investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

     However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

Changes that John Hancock can make as to your policy

Changes relating to a Trust or the Account

     The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock or an affiliate, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

Adjustments we make to death benefits

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

When we pay policy proceeds

General

     We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within 7 days thereafter.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Other details about exercising rights and paying benefits

Joint ownership

     If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Legal matters

     The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised us on certain Federal securities law matters in connection with the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Accounting and actuarial experts

     The financial statements of John Hancock and certain of the financial statements of the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Todd G. Englesen, F.S.A., an Actuary and Second Vice President of John Hancock.

Financial statements of John Hancock and the Account

     The financial statements of John Hancock included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock to meet its obligations under the policies.

     In addition to those financial statements of the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of the Account for a period subsequent to the audited financial statements.

           List of Directors and Executive Officers of John Hancock

     The Directors and Executive Officers of John Hancock and their principal occupations during the past five years are as follows:

Directors                                Principal Occupations
---------                                ---------------------
Stephen L. Brown..........    Chairman of the Board, John Hancock

David F. D'Alessandro.....    President and Chief Executive Officer, John Hancock

Foster L. Aborn ..........    Vice Chairman of the Board and Chief Investment
                              Officer, John Hancock

Samuel W. Bodman..........    Chairman of the Board and Chief Executive Officer,
                              Cabot Corporation (chemicals)

I. MacAllister Booth......    Retired Chairman of the Board and Chief Executive
                              Officer, Polaroid Corporation (photographic products)

Wayne A. Budd.............    Group President, Bell Atlantic - New England
                              (telecommunications)

John M. Connors, Jr.......    Chairman and Chief Executive Officer and Director,
                              Hill, Holliday, Connors, Cosmopoulos, Inc.
                              (advertising).

Robert E. Fast............    Senior Partner, Hale and Dorr (law firm).

Kathleen F. Feldstein.....    President, Economic Studies, Inc. (economic
                              consulting).

Nelson S. Gifford.........    Principal, Fleetwing Capital Management (financial
                              services)

Michael C. Hawley.........    Chairman and Chief Executive Officer, The Gillette
                              Company (razors, etc.)

Edward H. Linde...........    President and Chief Executive Officer, Boston
                              Properties, Inc. (real estate)

Judith A. McHale..........    President and Chief Operating Officer, Discovery
                              Communications, Inc. (multimedia communications)

E. James Morton...........    Director, formerly Chairman of the Board and Chief
                              Executive Officer, John Hancock

Richard F. Syron..........    Chairman of the Board, President and Chief Executive
                              Officer, Thermo Electron Corp. (scientific and
                              industrial instruments)

Robert J. Tarr, Jr........    Former President, Chief Executive Officer and Chief
                              Operations Officer, Harcourt General, Inc. (publishing)


Other Executive Officers
------------------------

Thomas E. Moloney.........    Chief Financial Officer

Richard S. Scipione.......    General Counsel

Derek Chilvers............    Chairman and Chief Executive Officer of John Hancock
                              International Holdings, Inc.

John M. DeCiccio..........    Executive Vice President and Chief Investment
                              Officer-Elect

Maureen R. Ford...........    President, Broker-Dealer Distribution and Financial
                              Advisory Network

Kathleen M. Graveline.....    Executive Vice President - Retail

Barry J. Rubenstein.......    Vice President, Counsel and Secretary

     The business address of all Directors and officers of John Hancock is John Hancock Place, Boston, Massachusetts 02117.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Directors and Policyholders
John Hancock Mutual Life Insurance Company

     We have audited the accompanying statutory-basis statements of financial position of John Hancock Mutual Life Insurance Company as of December 31, 1999 and 1998, and the related statutory-basis statements of operations and changes in policyholders' contingency reserves and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

     In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of John Hancock Mutual Life Insurance Company at December 31, 1999 and 1998 or the results of its operations or its cash flows for the years then ended.

     However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Mutual Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance.


                                                               ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 2000

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

                                                         December 31
                                                    ----------------------
                                                       1999        1998
                                                    ---------    ---------
                                                        (in millions)
ASSETS
Bonds--Note 6.....................................  $26,188.1    $23,353.0
Stocks:
  Preferred.......................................      926.6        844.7
  Common..........................................      458.4        269.3
  Investments in affiliates.......................    1,465.8      1,520.3
                                                    ---------    ---------
                                                      2,850.8      2,634.3
Mortgage loans on real estate--Note 6.............    9,165.9      8,223.7
Real estate:
  Company occupied................................      366.6        372.2
  Investment properties...........................      501.7      1,472.1
                                                    ---------    ---------
                                                        868.3      1,844.3
Policy loans......................................    1,577.8      1,573.8
Cash items:
  Cash in banks and offices.......................      292.6        241.5
  Temporary cash investments......................      868.0      1,107.4
                                                    ---------    ---------
                                                      1,160.6      1,348.9
Premiums due and deferred.........................      234.8        253.4
Investment income due and accrued.................      574.8        527.5
Other general account assets......................    1,364.7      1,156.6
Assets held in separate accounts..................   16,746.0     17,447.0
                                                    ---------    ---------
TOTAL ASSETS......................................  $60,731.8    $58,362.5
                                                    =========    =========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION


                                                           December 31
                                                       ----------------------
                                                         1999         1998
                                                       ---------    ---------
                                                          (in millions)
Obligations and Policyholders' Contingency Reserves
OBLIGATIONS
  Policy reserves...................................   $20,574.1    $19,804.8
  Policyholders' and beneficiaries' funds...........    16,128.3     14,216.9
  Dividends payable to policyholders................       464.8        449.1
  Policy benefits in process of payment.............       132.3        111.4
  Other policy obligations..........................       304.7        322.6
  Asset valuation reserve--Note 1...................     1,242.9      1,289.6
  Federal income and other accrued Taxes--Note 1....       (12.1)       211.5
  Other general account obligations.................     1,695.0      1,109.3
  Obligations related to separate accounts..........    16,745.1     17,458.6
                                                       ---------    ---------
TOTAL OBLIGATIONS...................................    57,275.1     54,973.8
Policyholders' Contingency Reserves
  Surplus note--Note 2..............................       450.0        450.0
  Special contingency reserve for group insurance...       153.4        160.0
  General contingency reserve.......................     2,853.3      2,778.7
                                                       ---------    ---------
TOTAL POLICYHOLDERS' CONTINGENCY RESERVES...........     3,456.7      3,388.7
                                                       ---------    ---------
TOTAL OBLIGATIONS AND POLICYHOLDERS' CONTINGENCY
 RESERVES...........................................   $60,731.8    $58,362.5
                                                       =========    =========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF OPERATIONS AND CHANGES IN POLICYHOLDERS' CONTINGENCY RESERVES

                                                                                          Year ended December 31
                                                                                          -----------------------
                                                                                             1999          1998
                                                                                          ---------     ---------
                                                                                               (In millions)
Income
  Premiums, annuity considerations and pension fund contributions.....................    $ 9,622.9     $ 8,844.0
  Net investment income--Note 4.......................................................      3,033.4       2,956.2
  Other, net..........................................................................        241.9         233.8
                                                                                          ---------     ---------
                                                                                           12,898.2      12,034.0
Benefits and Expenses
  Payments to policyholders and beneficiaries:
     Death benefits...................................................................        675.6         582.9
     Accident and health benefits.....................................................         94.4          76.9
     Annuity benefits.................................................................      1,734.3       1,612.4
     Surrender benefits and annuity fund withdrawals..................................      7,410.6       6,712.4
     Matured endowments...............................................................         18.6          20.7
                                                                                          ---------     ---------
                                                                                            9,933.5       9,005.3
  Additions to reserves to provide for future
    payments to policyholders and beneficiaries.......................................      1,238.9       1,106.7
  Expenses of providing service to policyholders and obtaining new insurance:
     Field sales compensation and expenses............................................        248.8         290.7
     Home office and general expenses.................................................        717.8         529.0
  Payroll, state premium and miscellaneous taxes......................................         48.9          52.0
                                                                                          ---------     ---------
                                                                                           12,187.9      10,983.7
                                                                                          ---------     ---------
        GAIN FROM OPERATIONS BEFORE DIVIDENDS TO
         POLICYHOLDERS, FEDERAL INCOME TAXES AND NET
         REALIZED CAPITAL GAINS.......................................................        710.3       1,050.3
Dividends to policyholders............................................................        461.1         446.0
Federal income tax credit--Note 1.....................................................       (216.9)         (2.8)
                                                                                          ---------     ---------
                                                                                              244.2         443.2
                                                                                          ---------     ---------
        GAIN FROM OPERATIONS BEFORE NET REALIZED CAPITAL
         GAINS........................................................................        466.1         607.1
Net realized capital gains--Note 5....................................................         29.0           0.7
                                                                                          ---------     ---------
        NET INCOME....................................................................        495.1         607.8
Other increases/(decreases) in policyholders' contingency reserves:
  Net unrealized capital losses and other adjustments--Note 5.........................       (147.0)       (214.5)
  Prior years' federal income taxes...................................................        (21.9)        (25.5)
  Other reserves and adjustments, net--Notes 1, 7 and 13..............................       (258.2)       (136.9)
                                                                                          ---------     ---------
        NET INCREASE IN POLICYHOLDERS' CONTINGENCY
         RESERVES.....................................................................         68.0         230.9
Policyholders' contingency reserves at beginning of year..............................      3,388.7       3,157.8
                                                                                          ---------     ---------
POLICYHOLDERS' CONTINGENCY RESERVES AT END OF YEAR....................................    $ 3,456.7     $ 3,388.7
                                                                                          =========     =========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

STATUTORY-BASIS STATEMENTS OF CASH FLOWS


                                                       Year ended December 31
                                                     --------------------------
                                                        1999          1998
                                                     -----------  -------------
                                                          (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Insurance premiums, annuity considerations and
    deposits........................................ $  9,816.6    $  8,945.5
  Net investment income.............................    2,966.1       2,952.8
  Benefits to policyholders and beneficiaries.......  (10,047.9)     (9,190.4)
  Dividends paid to policyholders...................     (445.4)       (396.6)
  Insurance expenses and taxes......................   (1,015.3)       (874.4)
  Net transfers from separate accounts..............    1,436.6         131.1
  Other, net........................................     (264.2)       (181.7)
                                                     ----------    ----------
     NET CASH PROVIDED FROM OPERATIONS..............    2,446.5       1,386.3
                                                     ----------    ----------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Bond purchases....................................  (15,946.3)    (12,403.6)
  Bond sales........................................   10,098.5       8,447.8
  Bond maturities and scheduled redemptions.........    2,443.9       2,537.7
  Bond prepayments..................................      644.9       1,202.7
  Stock purchases...................................   (2,546.2)       (623.2)
  Proceeds from stock sales.........................    2,174.0         378.4
  Real estate purchases.............................     (188.7)       (147.6)
  Real estate sales.................................    1,258.4         630.5
  Other invested assets purchases...................     (127.9)       (185.3)
  Proceeds from the sale of other invested assets...      358.4         120.5
  Mortgage loans issued.............................   (2,254.2)     (1,978.5)
  Mortgage loan repayments..........................    1,267.3       1,575.6
  Other, net........................................      183.1         (38.6)
                                                     ----------    ----------
     NET CASH USED IN INVESTING ACTIVITIES..........   (2,634.8)       (483.6)
                                                     ----------    ----------
CASH FLOWS USED IN FINANCING ACTIVITIES:
  Net decrease in short-term note payable...........        0.0         (75.0)
  Repayment of REMIC notes payable..................        0.0        (203.6)
                                                     ----------    ----------
     NET CASH USED IN FINANCING ACTIVITIES..........        0.0        (278.6)
                                                     ----------    ----------
(DECREASE) INCREASE IN CASH AND TEMPORARY CASH
 INVESTMENTS........................................     (188.3)        624.1
Cash and temporary cash investments at beginning of
 year...............................................    1,348.9         724.8
                                                     ----------    ----------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR.. $  1,160.6    $  1,348.9
                                                     ==========    ==========

The accompanying notes are an integral part of the statutory-basis financial statements.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES

John Hancock Mutual Life Insurance Company (the Company) provides a broad range of financial services and insurance products. Pursuant to a Plan of Reorganization, effective February 1, 2000, the Company converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. See Note 15--Subsequent Events.

The Company offers financial products in two major groups: (i) its retail business, which offers protection and asset gathering products primarily to retail consumers; and (ii) the investment and pension business, which offers guaranteed and structured financial products primarily to institutional customers. In addition, there is a corporate business unit. The Company's reportable business units are strategic business units offering different products and services. The reportable business units are managed separately, as they focus on different products, markets or distribution channels.

In the Retail-Protection business unit, the Company offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, and retail and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

In the Retail-Asset Gathering business unit, the Company offers individual annuities, consisting of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. This business unit distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

In the Investment and Pension business unit, the Company offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The business unit distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals.

The Corporate business unit primarily consists of certain corporate operations and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the business units and certain non-recurring expenses not allocated to the business units. The disposed businesses primarily consist of group health operations.

The Company established a "corporate account" as part of the Corporate business unit to facilitate the capital management process. The corporate account contains capital not allocated to support the operations of the Company's business units.

Late in the fourth quarter of 1999, the Company transferred certain assets from the business units to the corporate account. These assets include investments in certain subsidiaries and the home office real estate complex (collectively referred to as "corporate purpose assets"). Historically, the Company has allocated the investment performance or other earnings of corporate purpose assets among all of the business units. However, subsequent to the conversion to a stock life insurance company, the Company will centrally manage the performance of corporate purpose assets through the corporate account.

The asset transfer directly affected certain group pension participating contractholders because those contracts have participating features under which crediting rates and dividends are affected directly by portfolio earnings. Certain participating contractholders participate in contract experience related to net investment income and realized capital gains and losses in the general account. These participating contractholders were compensated for transferred assets

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY based on the fair value of the assets transferred, which amounted to $771.7 million. These participating contractholders were credited with their portion of the difference between the fair value and carrying value of the assets transferred through the crediting rates and dividends on their contracts. The after-tax amount of the transfer was $170.8 million which was charged directly to policyholders' contingency reserve.

The Company is domiciled in the Commonwealth of Massachusetts and licensed in all fifty of the United States, the District of Columbia, Puerto Rico, Guam, the US Virgin Islands, and Canada.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation: The financial statements have been prepared using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP).

The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized over the related premium-paying period or future estimated gross profits or gross margins; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available for sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and investment valuation allowances are provided when there has been a decline in value deemed other than temporary; (7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to policyholders' contingency reserves rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; (9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions are recorded directly to policyholders' contingency reserves rather than being reflected in income; and (10) surplus notes are reported as surplus rather than as liabilities. The effects of the foregoing variances from GAAP have not been determined, but are presumed to be material.

The significant accounting practices of the Company are as follows:

Pending Statutory Standards: During March 1998, the NAIC adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the Commonwealth of Massachusetts must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Division of Insurance. At this time, it is anticipated that the Commonwealth of Massachusetts will adopt Codification effective January 1, 2001. The impact of any such changes on the Company's statutory surplus is not expected to be material.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--Continued

Revenues and Expenses: Premium revenues are recognized over the premium-paying period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

Cash and Temporary Cash Investments: Cash includes currency on hand and demand deposits with financial institutions. Temporary cash investments are short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Valuation of Assets: General account investments are carried at amounts determined on the following bases:

  Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at fair value. The discount or premium on bonds is amortized using the interest method.

  Investments in affiliates are included on the statutory equity method.

  Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method.

  The net interest effect of interest rate and currency rate swap transactions is recorded as an adjustment of interest income as incurred. The initial cost of interest rate cap and floor agreements is amortized to net investment income over the life of the related agreement. Gains and losses on financial futures contracts used as hedges against interest rate fluctuations are deferred and recognized in income over the period being hedged. Net premiums related to equity collar positions are amortized into income on a straight-line basis over the term of the collars. The collars are carried at fair value, with changes in fair value reflected directly in policyholders' contingency reserves.

  Mortgage loans are carried at outstanding principal balance or amortized cost.

  Investment and company-occupied real estate is carried at depreciated cost, less encumbrances. Depreciation on investment and company-occupied real estate is recorded on a straight-line basis. During 1998, the Company made a strategic decision to sell the majority of its commercial real estate portfolio. Properties with a book value of $1,057.3 million and $533.8 million were sold in 1999 and 1998, respectively, and an additional $125.3 million of real estate is expected to be sold in 2000. Net gains on the properties sold amounted to $140.8 million and $64.3 million in 1999 and 1998, respectively. Those properties to be sold subsequent to December 31, 1999 are carried at the lower of depreciated cost at the date a determination to sell was made or fair value. Accumulated depreciation amounted to $254.4 million and $370.0 million at December 31, 1999 and 1998, respectively.

  Real estate acquired in satisfaction of debt and real estate held for sale, which are classified with investment properties, are carried at the lower of cost or fair value.

  Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

  Other invested assets, which are classified with other general account assets, include real estate and energy joint ventures and limited partnerships and generally are valued based on the Company's equity in the underlying net assets.

Asset Valuation and Interest Maintenance Reserves: The Asset Valuation Reserve
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY bonds, equity securities, mortgage loans, real estate and other invested assets. The Company historically makes additional contributions to the AVR in excess of the required amounts to account for potential losses and risks in the investment portfolio when the Company believes such provisions are prudent. In connection with the Company's plans to dispose of certain real estate holdings, during 1998, an additional contribution was recorded that resulted in the AVR exceeding the prescribed maximum reserve level by $48.0 million and $111.3 million at December 31, 1999 and 1998, respectively. The Company received permission from the Massachusetts Division of Insurance to record its AVR in excess of the prescribed maximum reserve level. Changes to the AVR are charged or credited directly to policyholders' contingency reserves.

The Company also records the NAIC prescribed Interest Maintenance Reserve (IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 1999, the IMR, net of 1999 amortization of $51.4 million, amounted to $261.7 million that is included in other policy obligations. The corresponding 1998 amounts were $34.9 million and $261.6 million, respectively.

Property and Equipment: Data processing equipment, which amounted to $29.2 million in 1999 and $31.4 million in 1998 and is included in other general account assets, is reported at depreciated cost, with depreciation recorded on a straight-line basis. Non-admitted furniture and equipment also is depreciated on a straight-line basis. The useful lives of these assets range from three to twenty years. Depreciation expense was $19.7 million in 1999 and $20.1 million in 1998.

Separate Accounts: Separate account assets and liabilities reported in the accompanying statements of financial position represent funds that are separately administered, principally for annuity contracts and variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at fair value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

Fair Value Disclosure of Financial Instruments: Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments,'' requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 14.

The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

  The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

  Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

  The fair values for common and preferred stocks, other than subsidiary investments, which are carried at equity values, are based on quoted market prices.

  The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

  The carrying amounts in the statement of financial position for policy loans approximate their fair values.

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on brokerage quotes that utilize pricing models or formulas using current assumptions.

  The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 1999. The fair value for commitments to purchase other invested assets approximates the amount of the initial commitment.

  Fair values for the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

Capital Gains and Losses: Realized capital gains and losses are determined using the specific identification method. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net income. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to policyholders' contingency reserves.

Foreign Exchange Gains and Losses: Foreign exchange gains and losses are reflected as direct credits or charges to policyholders' contingency reserves through unrealized capital gains and losses.

Policy Reserves: Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for traditional individual life insurance policies are maintained using the 1941, 1958 and 1980 Commissioner's Standard Ordinary and American Experience Mortality Tables, with assumed interest rates ranging from 2 1/2% to 6%, and using principally the net level premium method for policies issued prior to 1978 and a modified preliminary term method for policies issued in 1979 and later. Annuity and supplementary contracts with life contingency reserves are based principally on modifications of the 1937 Standard Annuity Table, the Group Annuity Mortality Tables for 1951, 1971 and 1983, the 1971 Individual Annuity Mortality Table and the a-1983 Individual Annuity Mortality Table, with interest rates generally ranging from 2% to 8 3/4%.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

Reserves for deposit administration funds and immediate participation guarantee funds are based on accepted actuarial methods at various interest rates. Accident and health policy reserves generally are calculated using either the two-year preliminary term or the net level premium method based on various morbidity tables.

The statement value and fair value for investment-type insurance contracts are as follows:

                                                         December 31, 1999     December 31, 1998
                                                       --------------------  --------------------
                                                       Statement     Fair    Statement    Fair
                                                         Value      Value      Value      Value
                                                       ---------  ---------  ---------  ---------
                                                                        (in millions)
Guaranteed investment contracts.....................   $13,111.6  $12,617.2  $12,666.9   $12,599.7
Fixed rate deferred and immediate
 annuities..........................................     4,685.7    4,656.9    4,375.0     4,412.2
Supplementary contracts without
 life contingencies.................................        55.7       55.7       42.7        44.7
                                                       ---------  ---------  ---------   ---------
                                                       $17,853.0  $17,329.8  $17,084.6   $17,056.6
                                                       =========  =========  =========   =========

Federal Income Taxes: Federal income taxes are reported in the financial statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company and its subsidiaries and affiliates are combined in filing a consolidated federal income tax return for the group. The federal income taxes of the Company are determined on a separate return basis with certain adjustments.

Income before taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, the limitation placed on the tax deductibility of mutual companies' policyholder dividends, accelerated depreciation, differences in policy and contract liabilities for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

When determining its consolidated federal income tax expense, the Company uses a number of estimated amounts that may change when the actual tax return is completed. In addition, the Company must also use an estimated differential earnings rate (DER) to compute the equity tax portion of its federal income tax expense. Because the Internal Revenue Service sets the DER after completion of the financial statements, a true-up adjustment (i.e., effect of the difference between the estimated and final DER) is necessary.

Amounts for disputed tax issues relating to prior years are charged or credited directly to policyholders' contingency reserves.

The Company made federal tax payments of $115.0 million in 1999 and $74.9 million in 1998.

Adjustments to Policy Reserves and Policyholders' and Beneficiaries' Funds: From time to time, the Company finds it appropriate to modify certain required policy reserves because of changes in actuarial assumptions. Reserve modifications resulting from such determinations are recorded directly to policyholders' contingency reserves. No such refinements were made during 1999 or 1998.

Reinsurance: Premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--Continued

Guaranty Fund Assessments: Guaranty fund assessments are accrued when the Company receives knowledge of an insurance insolvency.

NOTE 2--SURPLUS NOTES

On February 25, 1994, the Company issued $450 million of surplus notes that bear interest at7 3/8% and are scheduled to mature on February 15, 2024. The issuance of the surplus notes was approved by the Commonwealth of Massachusetts and any payment of interest on and principal of the notes may be made only with the prior approval of the Commissioner of Insurance of the Commonwealth of Massachusetts. Surplus notes are reported as part of policyholders' contingency reserves rather than liabilities. Interest of $33.2 million was paid on the notes during 1999 and 1998.

NOTE 3--BORROWED MONEY

At December 31, 1999, the Company had two syndicated lines of credit with a group of banks totaling $1.0 billion, $500.0 million of which expire on July 29, 2000 and $500.0 million of which expire on June 30, 2001. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance within each line of credit agreement. Under the terms of the agreements, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 1999. At December 31, 1999, the Company had no outstanding borrowings under either agreement.

Interest paid on borrowed money was $7.9 million and $6.6 million during 1999 and 1998, respectively.

NOTE 4--NET INVESTMENT INCOME

Investment income has been reduced by the following amounts:

                                                                       1999      1998
                                                                      -------  -------
                                                                       (In millions)
Investment expenses..............................................     $277.1    $317.5
Interest expense.................................................       41.4      44.3
Depreciation on real estate and other invested assets............       22.9      41.6
Real estate and other investment taxes...........................       41.8      60.1
                                                                      ------    ------
                                                                      $383.2    $463.5
                                                                      ======    ======

NOTE 5--NET CAPITAL GAINS (LOSSES) AND OTHER ADJUSTMENTS

Net realized capital gains consist of the following items:

                                                                        1999      1998
                                                                      --------  --------
                                                                        (In millions)
Net gains from asset sales and foreclosures........................   $ 260.3    $ 303.3
Capital gains tax..................................................    (179.8)    (171.7)
Net capital gains transferred to the IMR...........................     (51.5)    (130.9)
                                                                      -------    -------
  Net Realized Capital Gains.......................................   $  29.0    $   0.7
                                                                      =======    =======

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 5--NET CAPITAL GAINS (LOSSES) AND OTHER ADJUSTMENTS--Continued

Net unrealized capital losses and other adjustments consist of the following items:


                                                                                  1999      1998
                                                                                --------  --------
                                                                                  (In millions)
Net losses from changes in security values and book value adjustments.......    $(193.7)   $ (90.6)
Decrease (increase) in asset valuation reserve..............................       46.7     (123.9)
                                                                                -------    -------
Net Unrealized Capital Losses and Other Adjustments.........................    $(147.0)    (214.5)
                                                                                =======    =======

NOTE 6--INVESTMENTS

The statement value and fair value of bonds are shown below:

                                                                              Gross       Gross
                                                                 Statement  Unrealized  Unrealized
                     December 31, 1999                             Value      Gains       Losses     Fair Value
                     -----------------                           ---------  ----------  ----------  -----------
                                                                                 (In millions)
U.S. Treasury securities and obligations of U.S. government
 corporations and agencies..................................     $   162.3   $    0.4    $    2.5    $   160.2
Obligations of states and political subdivisions............         111.3        6.6         4.4        113.5
Debt securities issued by foreign governments...............         510.0       56.4         7.0        559.4
Corporate securities........................................      20,460.3      587.1       970.8     20,076.6
Mortgage-backed securities..................................       4,944.2       22.1       167.7      4,798.6
                                                                 ---------   --------    --------    ---------
  Total bonds...............................................     $26,188.1   $  672.6    $1,152.4    $25,708.3
                                                                 =========   ========    ========    =========

                     December 31, 1998
                     -----------------
U.S. Treasury securities and obligations of U.S. government
 corporations and agencies..................................     $   123.3   $    5.9    $    0.0    $   129.2
Obligations of states and political subdivisions............          86.4        9.9         0.0         96.3
Debt securities issued by foreign governments...............         264.5       29.4         8.2        285.7
Corporate securities........................................      18,155.4    1,567.7       294.4     19,428.7
Mortgage-backed securities..................................       4,723.4      181.2         5.2      4,899.4
                                                                 ---------   --------    --------    ---------
  Total bonds...............................................     $23,353.0   $1,794.1    $  307.8    $24,839.3
                                                                 =========   ========    ========    =========

The statement value and fair value of bonds at December 31, 1999, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                                                            Statement     Fair
                                                              Value       Value
                                                            ---------  ----------
                                                               (In millions)
Due in one year or less................................     $ 1,515.9   $ 1,513.2
Due after one year through five years..................       5,876.1     5,871.2
Due after five years through ten years.................       6,801.3     6,684.9
Due after ten years....................................       7,050.6     6,840.4
                                                            ---------   ---------
                                                             21,243.9    20,909.7
Mortgage-backed securities.............................       4,944.2     4,798.6
                                                            ---------   ---------
                                                            $26,188.1   $25,708.3
                                                            =========   =========

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 6--INVESTMENTS--Continued

Gross gains of $99.1 million in 1999 and $126.4 million in 1998 and gross losses of $94.4 million in 1999 and $62.3 million in 1998 were realized from the sale of bonds.

At December 31, 1999, bonds with an admitted asset value of $26.6 million were on deposit with state insurance departments to satisfy regulatory requirements.

The cost of common stocks was $345.3 million and $258.4 million at December 31, 1999 and 1998, respectively. At December 31, 1999, gross unrealized appreciation on common stocks totaled $177.7 million, and gross unrealized depreciation totaled $64.6 million. The fair value of preferred stock totaled $926.7 million at December 31, 1999 and $832.4 million at December 31, 1998.

The Company participates in a security-lending program for the purpose of enhancing income on securities held. At December 31, 1999 and 1998, $277.7 million and $421.5 million, respectively, of the Company's bonds and stocks were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. Such assets reflect the extent of the Company's involvement in securities lending, not the Company's risk of loss.

Mortgage loans with outstanding principal balances of $19.3 million, bonds with amortized cost of $54.4 million and real estate with depreciated cost of $9.9 million were non-income as of December 31, 1999.

Restructured commercial mortgage loans aggregated $120.3 million and $230.5 million as of December 31, 1999 and 1998, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                                             Year ended December 31
                                            -----------------------
                                             1999             1998
                                            ------           ------
                                                 (In millions)
Expected.................................   $ 10.8           $ 22.5
Actual...................................      6.9             11.6

Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

At December 31, 1999, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 6--INVESTMENTS--Continued

                          Statement          Geographic            Statement
    Property Type           Value           Concentration            Value
    -------------       -------------       -------------       ---------------
                        (In millions)                            (In millions)
Apartments............... $1,809.1     East North Central......    $1,039.8
Hotels...................    404.0     East South Central......       289.7
Industrial...............    816.8     Middle Atlantic.........     1,657.5
Office buildings.........  2,309.1     Mountain................       326.7
Retail...................  1,619.4     New England.............       836.1
1-4 Family...............      3.4     Pacific.................     2,025.0
Agricultural.............  1,803.6     South Atlantic..........     1,823.5
Other....................    400.5     West North Central......       362.7
                                       West South Central......       701.9
                                       Other...................       103.0
                          --------                                 --------
                          $9,165.9                                 $9,165.9
                          ========                                 ========

At December 31, 1999, the fair values of the commercial and agricultural mortgage loan portfolios were $7.2 billion and $1.8 billion, respectively. The corresponding amounts as of December 31, 1998 were approximately $7.3 billion and $1.3 billion, respectively.

The maximum and minimum lending rates for mortgage loans during 1999 were 14.24% and 6.84% for agricultural loans, 9.0% and 6.50% for other properties, and 10.0% and 7.125% for purchase money mortgages. Generally, the percentage of any loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.

NOTE 7--REINSURANCE

Premiums, benefits and reserves associated with reinsurance assumed in 1999 were $673.5 million, $42.8 million, and $153.1 million, respectively. The corresponding amounts in 1998 were $784.0 million, $310.0 million, and $7.7 million, respectively.

The Company cedes business to reinsurers to share risks under life, health and annuity contracts for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 1999 were $1,018.3 million, $488.5 million and $823.7 million, respectively. The corresponding amounts in 1998 were $873.9 million, $772.5 million and $712.2 million, respectively.

Premiums, benefits, and reserves ceded related to the group accident and health and related group life business sold in 1997, included in the amounts above, were $463.9 million, $449.0 million, and $231.7 million, respectively, at December 31, 1999. The corresponding amounts in 1998 were $458.2 million, $481.2 million, and $238.6 million, respectively.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

Amounts recoverable on paid claims and funds withheld from reinsurers were as follows:

                                                  December 31
                                                --------------
                                                 1999     1998
                                                -------  -----
                                                (In millions)
     Reinsurance recoverables.................  $ 27.5  $18.6
     Funds withheld from reinsurers...........   227.3   49.5

The Company has a coinsurance agreement with another insurer to cede 100% of its individual disability business. Reserves ceded under this agreement, included in the amount shown above, were $245.7 million at December 31, 1999 and $251.1 million at December 31, 1998.

John Hancock Variable Life Insurance Company (Variable Life, a wholly-owned affiliate) has a modified coinsurance agreement with the Company to reinsure 50% of Variable Life's 1994 through 1999 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, the Company transferred $44.5 million and $4.9 million of cash to Variable Life in 1999 and 1998, respectively, for tax, commission, and expense allowances to Variable Life, which decreased the Company's net gain from operations by $20.6 million and $22.2 million in 1999 and 1998, respectively.

Variable Life also has a modified coinsurance agreement with the Company to reinsure 50% of Variable Life's 1995 inforce block and 50% of 1996 and all future issue years of certain retail annuity contracts. In connection with this agreement, the Company made a net cash payment of $40.0 million and $12.7 million in 1999 and 1998, respectively, for surrender benefits, taxes, reserve increase, commission expense allowances and premiums. This agreement decreased the Company's net gain from operations by $26.9 million and $8.4 million in 1999 and 1998, respectively.

Effective January 1, 1997, Variable Life entered into a stop-loss agreement with the Company to reinsure mortality claims in excess of 110% of expected mortality claims in 1999 and 1998 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, the Company received $0.8 million and $1.0 million in 1999 and 1998, respectively, for mortality claims from Variable Life. This agreement increased the Company's net gain from operations in both 1999 and 1998 by $0.5 million.

John Hancock Reassurance Company of Bermuda (JHReCo, a wholly-owned affiliate) has a modified coinsurance agreement with the Company to reinsure 50% of the Company's 1997 through 1999 issues of retail long-term care insurance policies. In connection with this agreement, the Company transferred $22.6 million and $1.9 million of cash to JHReCo in 1999 and 1998, respectively, for tax, commission, and expense allowances to JHReCo. This agreement increased the Company's net gain from operations by $17.4 million and $11.7 million in 1999 and 1998, respectively.

JHReCo has a modified coinsurance agreement with the Company to reinsure 30% of the Company's issues prior to January 1, 1997 and 50% of the Company's 1997 through 1999 issues of group long-term care insurance policies. In connection with this agreement, the Company transferred $49.9 million and $38.0 million of cash to JHReCo in 1999 and 1998, respectively, for tax, commission, and expense allowances to JHReCo. This agreement increased the Company's net gain from operations by $3.6 million and $3.9 million in 1999 and 1998, respectively.

JHReCo also has a modified coinsurance agreement with the Company to reinsure 50% of one of the Company's single premium annuity contracts sold in 1999. Premiums, benefits, and reserves ceded to JHReCo in 1999 were

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

$169.4 million, $15.6 million and $166.1 million, respectively. This agreement increased the Company's net gain from operations by $12.6 million in 1999.

On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks Inc. The business sold includes the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. Assets equal to liabilities of approximately $562.4 million at February 28, 1997 were transferred to UNICARE in connection with the sale. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement.

The Company has secured a $397.0 million letter of credit facility with a group of banks. The banks have agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to $397.0 million for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder will be automatically reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter the Company recognized a charge to policyholders' contingency reserves for uncollectible reinsurance of $186.1 million, aftertax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 1999, would not be material.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the insurer.

Neither the Company, nor any of its related parties, controls, either directly or indirectly, any external reinsurers with which the Company conducts business. No policies issued by the Company have been reinsured with a foreign

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 1999 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

NOTE 8--BENEFITS PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified defined benefit and defined contribution pension plans. In addition, through nonqualified plans, the Company provided supplemental pension benefits to employees with salaries and/ or pension benefits in excess of the qualified plan limits imposed by federal tax law. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $97.6 million in 1999 and $92.6 million in 1998. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. Because the qualified defined benefit plans are overfunded, no amounts were contributed to these plans in 1999 or 1998. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plans, which are underfunded, for which accumulated benefit obligations are in excess of plan assets were $257.4 million and $239.3 million, respectively, at December 31, 1999 and $221.3 million and $194.8 million, respectively, at December 31, 1998. Non-qualified plan assets, at fair value, were $1.0 million and $1.2 million at December 31, 1999 and 1998, respectively.

Defined contribution plans include The Investment Incentive Plan (TIP) and the Savings and Investment Plan (SIP). Employees are eligible to participate in TIP after one year of service and may contribute up to the lesser of 15% of their salary or $10,000 annually to the plan. The Company matches the first 2% of pre-tax contributions and makes an additional annual profit sharing contribution for employees who have completed at least two years of service. Through SIP, marketing representatives, sales managers and agency managers are eligible to contribute up to the lesser of 13% of their salary or $10,000. The Company matches the first 3% of pre-tax contributions for marketing representatives and the first 2% of pre-tax contributions for sales managers and agency managers. The Company makes an annual profit sharing contribution of up to 1% for sales managers and agency managers who have completed at least two years of service. The expense for defined contribution plans was $8.5 million and $8.1 million in 1999 and 1998, respectively.

Since 1988, the Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense, if any, in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel. Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

In 1993, the Company changed its method of accounting for the costs of its retiree benefit plans to the accrual method and elected to amortize its transition liability for retirees and fully eligible or vested employees over twenty years.

The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 1999 and 1998, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees. Plan assets related to union employees were comprised of approximately 70% equity securities and 30% fixed income investments.

The changes in benefit obligation and plan assets are summarized as follows:

                                           Year ended December 31
                                 -------------------------------------------
                                    Pension Benefits        Other Benefits
                                 -----------------------   -----------------
                                    1999         1998       1999       1998
                                 -----------  -----------  --------  ----------
                                                (In millions)
Change in benefit obligation:
Benefit obligation at beginning
 of year........................  $1,808.4     $1,704.0    $ 366.9    $ 381.0
Service cost....................      33.8         32.8        6.6        6.8
Interest cost...................     119.0        115.5       23.9       24.4
Actuarial loss/(gain)...........      30.7         55.5       (0.3)     (16.8)
Amendments......................      19.9          0.0        0.0        0.0
Benefits paid...................    (106.5)       (99.4)     (29.0)     (28.5)
                                  --------     --------    -------    -------
Benefit obligation at end of
 year...........................   1,905.3      1,808.4      368.1      366.9
                                  --------     --------    -------    -------
Change in plan assets:
Fair value of plan assets at
 beginning of year..............   2,202.2      1,995.5      215.2      172.7
Actual return on plan assets....     277.7        296.1       17.7       39.9
Employer contribution...........      10.9         10.0        0.0        2.6
Benefits paid...................    (106.5)       (99.4)       0.0        0.0
                                  --------     --------    -------    -------
Fair value of plan assets at
 end of year....................   2,384.3      2,202.2      232.9      215.2
                                  --------     --------    -------    -------
Funded status...................     479.0        393.8     (135.2)    (151.7)
Unrecognized actuarial loss.....    (349.7)      (292.0)    (155.7)    (163.0)
Unrecognized prior service cost.      39.1         23.1       16.0       17.8
Unrecognized net transition
 (asset) obligation.............     (11.8)       (23.9)     273.3      294.3
                                  --------     --------    -------    -------
Net amount recognized...........  $  156.6     $  101.0    $  (1.6)   $  (2.6)
                                  --------     --------    -------    -------

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

The assumptions used in accounting for the benefit plans were as follows:


                                             Year ended December 31
                                   -------------------------------------------
                                       Pension Benefits       Other Benefits
                                   -----------------------  ------------------
                                      1999         1998       1999      1998
                                   -----------  ----------  --------  --------
Discount rate....................     7.00%        6.75%      7.00%     6.75%
Expected return on plan assets...     8.50%        8.50%      8.50%     8.50%
Rate of compensation increase....     4.77%        4.56%      4.77%     4.00%

For measurement purposes, a 5.50 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.25 percent in 2001 and remain at that level thereafter.

Net periodic benefit (credit) cost includes the following components:


                                            Year ended December 31
                                   -------------------------------------------
                                      Pension Benefits       Other Benefits
                                   -----------------------   -----------------
                                      1999         1998        1999     1998
                                   -----------  ----------   -------  --------
                                                 (In millions)
Service cost.....................   $  33.8      $  32.8     $  6.6    $  6.8
Interest cost....................     119.0        115.5       23.9      24.4
Expected return on plan assets...    (182.9)      (165.6)     (18.2)    (39.9)
Amortization of transition
 (assets) obligation.............     (12.1)       (11.6)      21.0      20.9
Amortization of prior service
 cost............................       3.9          6.5        1.8       1.9
Recognized actuarial (gain) loss       (6.3)        (2.6)      (7.1)     19.0
                                    -------      -------     ------    ------
  Net periodic benefit (credit)
    cost.........................   $ (44.6)     $ (25.0)    $ 28.0    $ 33.1
                                    =======      =======     ======    ======

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                 1-Percentage Point   1-Percentage Point
                                                      Increase             Decrease
                                                 ------------------  --------------------
                                                             (In millions)
          Effect on total of service and
           interest costs.....................         $ 2.9               $ (2.6)
          Effect on postretirement benefit
           obligations........................          29.0                (26.1)

NOTE 9--AFFILIATES

The Company has subsidiaries and affiliates in a variety of industries including domestic and foreign life insurance and domestic property casualty insurance, real estate, mutual funds, investment brokerage and various other financial service entities.

Total assets of unconsolidated majority-owned affiliates amounted to $16.0 billion at December 31, 1999 and $13.8 billion at December 31, 1998; total liabilities amounted to $14.5 billion at December 31, 1999 and $12.5 billion at December 31, 1998; and total net income was $99.5 million in 1999 and $148.5 million in 1998.

The Company customarily engages in transactions with its unconsolidated affiliates, including the cession and assumption of certain insurance business under the terms of established reinsurance agreements (See Note 7).

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 9--AFFILIATES--Continued

Various services are performed by the Company for certain affiliates for which the Company is reimbursed on the basis of cost. Certain affiliates have entered into various financial arrangements relating to borrowings and capital maintenance under which agreements the Company would be obligated in the event of nonperformance by an affiliate (see Note 13).

The Company received dividends of $129.0 million and $62.2 million in 1999 and 1998, respectively, from unconsolidated affiliates.

NOTE 10--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows at December 31:


                                                          Assets (Liabilities)
                         Number of Contracts/   ------------------------------------------
                           Notional Amounts             1999                  1998
                        ---------------------   ---------------------  -------------------
                                                 Carrying     Fair     Carrying    Fair
                           1999        1998       Value      Value      Value      Value
                        ----------  ---------   ----------  ---------  --------  ---------
                                                  (In millions)
Futures contracts to
 sell securities.......  $18,805     $11,286      $31.5      $ 31.5     $(3.1)    $  (3.1)
Futures contracts to
 acquire securities....    4,006       1,464       (0.9)       (0.9)     (0.3)       (0.3)
Interest rate swap
 agreements............  9,194.0     7,684.0         --       (27.2)       --      (159.1)
Interest rate cap
 agreements............    115.0       115.0        0.2         0.2       0.4         0.4
Interest rate floor
 agreements............    125.0       125.0        0.1         0.1       0.7         0.7
Interest rate swaption
 agreements............     30.0         0.0       (3.6)       (3.6)       --         0.0
Currency rate swap
 agreements............  5,797.0     2,881.5         --       (44.8)       --        16.2
Equity collar
 agreements............       --          --       53.0        53.0      28.6        28.6

Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contracts or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in 2000.

The Company uses futures contracts, interest rate swap, cap and floor agreements, swaptions, and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, foreign exchange rate fluctuations and to manage duration mismatch of assets and liabilities.

The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call that limits the Company's potential for gain from appreciation in the stock price as well as a put that limits the Company's loss potential from a decline in the stock price.

The interest rate swap agreements expire in 2000 to 2029. The interest rate cap agreements expire in 2000 to 2008. Interest rate floor agreements expire in 2003. Interest rate swaption agreements expire in 2025. The currency rate swap agreements expire in 2000 to 2021. The equity collar agreements expire in 2003.

The Company's exposure to credit risk is the risk of loss from counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 10--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK--Continued

derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

NOTE 11--LEASES

The Company leases office space and furniture and equipment under various operating leases including furniture and equipment leased under a series of sales-leaseback agreements with a nonaffiliated organization. Rental expense for all operating leases totaled $24.3 million in 1999 and $26.2 million in 1998. Future minimum rental commitments under noncancellable operating leases for office space and furniture and equipment are as follows:


                                                 December 31, 1999
                                                -------------------
                                                   (In millions)
2000.........................................          $19.1
2001.........................................           15.9
2002.........................................           12.8
2003.........................................            8.9
2004.........................................            5.3
Thereafter...................................            7.0
                                                       -----
Total minimum payments.......................          $69.0
                                                       =====

NOTE 12--POLICY RESERVES, POLICYHOLDERS' AND BENEFICIARIES' FUNDS AND OBLIGATIONS RELATED TO SEPARATE ACCOUNTS

The Company's annuity reserves and deposit fund liabilities and related separate account liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:


                                                  December 31, 1999   Percent
                                                  -----------------   -------
                                                    (In millions)
Subject to discretionary withdrawal (with
 adjustment):
  With market value adjustment.................      $ 1,126.3           2.8%
  At book value less surrender charge..........        2,845.0           7.1
                                                     ---------         -----
  Total with adjustment........................        3,971.3           9.9
  Subject to discretionary withdrawal (without
    adjustment) at book value..................        1,535.8           3.8
  Subject to discretionary withdrawal--separate
    accounts...................................       14,287.3          35.4
Not subject to discretionary withdrawal:
  General account..............................       19,320.6          48.0
  Separate accounts............................        1,175.7           2.9
                                                     ---------         -----
Total annuity reserves, deposit fund liabilities
 and separate accounts--before reinsurance.....       40,290.7         100.0%
                                                                       =====
Less reinsurance ceded.........................           (0.1)
                                                     ---------
Net annuity reserves, deposit fund liabilities
 and separate accounts.........................      $40,290.6
                                                     =========

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 12--POLICY RESERVES, POLICYHOLDERS' AND BENEFICIARIES' FUNDS AND OBLIGATIONS RELATED TO SEPARATE ACCOUNTS--Continued

Any liquidation costs associated with the $14.3 billion of separate accounts subject to discretionary withdrawal are sustained by the separate account contractholders and not by the general account.

NOTE 13--COMMITMENTS AND CONTINGENCIES

The Company has extended commitments to purchase long-term bonds, preferred and common stocks, and other invested assets and issue real estate mortgages totaling $706.7 million, $6.0 million, $281.1 million and $194.6 million, respectively, at December 31, 1999. If funded, loans related to real estate mortgages would be fully collateralized by related properties. The Company monitors the credit worthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The estimated fair value of the commitments described above is $1.2 billion at December 31, 1999. The majority of these commitments expire in 2000.

During 1996, the Company entered into a credit support and collateral pledge agreement with the Federal National Mortgage Association (FNMA). Under the agreement, the Company sold $532.8 million of commercial mortgage loans and acquired an equivalent amount of FNMA securities. The Company completed similar transactions with FNMA in 1991 for $1.042 billion and in 1993 for $71.9 million. FNMA is guarantying the full face value of the bonds of the three transactions to the bondholders. However, the Company has agreed to absorb the first 12.25% of the principal and interest losses (less buy-backs) for the pools of loans involved in the three transactions, based on the total outstanding principal balance of $1.036 billion as of July 1, 1996, but is not required to commit collateral to support this loss contingency. At December 31, 1999, the aggregate outstanding principal balance of all the remaining pools of loans from 1991, 1993, and 1996 was $493.4 million.

Historically, the Company has experienced losses of less than one percent on its multi-family mortgage portfolio. Mortgage loan buy-backs required by the FNMA in 1999 and 1998 amounted to $3.4 million and $4.6 million, respectively.

During 1996, the Company entered into a credit support and collateral pledge agreement with the Federal Home Loan Mortgage Corporation (FHLMC). Under the agreement, the Company sold $535.3 million of multi-family loans and acquired an equivalent amount of FHLMC securities. FHLMC is guarantying the full face value of the bonds to the bondholders. However, the Company has agreed to absorb the first 10.5% of original principal and interest losses (less buy-backs) for the pool of loans involved but is not required to commit collateral to support this loss contingency. Historically, the Company has experienced total losses of less than one percent on its multi-family loan portfolio. At December 31, 1999, the aggregate outstanding principal balance of the pools of loans was $365.2 million. There were no mortgage loans buy-backs in 1999 and 1998.

The Company has a support agreement with Variable Life under which the Company agrees to continue directly or indirectly to own all of Variable Life's common stock and maintain Variable Life's net worth at not less than $1 million.

The Company has a support agreement with John Hancock Capital Corporation
(JHCC), a non-consolidated wholly-owned subsidiary, under which the Company agrees to continue directly or indirectly to own all of JHCC's common stock and maintain JHCC's net worth at not less than $1 million. JHCC's outstanding borrowings as of December 31, 1999 were $380.6 million for short-term borrowings and $163.0 million for notes payable.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies' amounts to be used to pay benefits to policyholders and claimants of insolvent insurance

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 13--COMMITMENTS AND CONTINGENCIES--Continued

companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position.

In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1999. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The reserve held in connection with the settlement to provide relief to class members and for legal and administrative costs associated with the settlement amounted to $322.8 million and $283.8 million at December 31, 1999 and 1998, respectively. Costs incurred related to the settlement were $91.1 million and $150.0 million in 1999 and 1998, respectively, which were charged directly to policyholders' contingency reserves. The estimated reserve is based on a number of factors, including the estimated number of claims, the expected type of relief to be sought by class members (general relief or alternative dispute resolution), the estimated cost per claim and the estimated costs to administer the claims.

During 1999, the Company transferred $194.9 million of reserves related to the settlement to Variable Life representing Variable Life's share of the settlement. The Company also contributed $194.9 million of capital to Variable Life during 1999. If Variable Life's share of the settlement increases, the Company will contribute additional capital to Variable Life so that Variable Life's total stockholder's equity would not be impacted.

During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be reasonably estimated.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 14--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments:



                                                 December 31
                                --------------------------------------------
                                        1999                   1998
                                --------------------   ---------------------
                                Carrying     Fair      Carrying       Fair
                                 Amount      Value      Amount        Value
                                ---------  ----------  ----------  ------------
                                                (In millions)
Assets
  Bonds--Note 6..............   $26,188.1  $25,708.3   $23,353.0    $24,839.3
  Preferred stocks--Note 6...       926.6      926.7       844.7        832.4
  Common stocks--Note 6......       458.4      458.4       269.3        269.3
  Mortgage loans on real
    estate--Note 6...........     9,165.9    9,009.5     8,223.7      8,619.7
  Policy loans--Note 1.......     1,577.8    1,577.8     1,573.8      1,573.8
  Cash and cash
    equivalents--Note 1......     1,160.6    1,160.6     1,348.9      1,348.9
Liabilities
  Guaranteed investment
    contracts--Note 1........    13,111.6   12,617.2    12,666.9     12,599.7
  Fixed rate deferred and
    immediate annuities--Note
    1........................     4,685.7    4,656.9     4,375.0      4,412.2
  Supplementary contracts
    without life
    contingencies--Note 1....        55.7       55.7        42.7         44.7
Derivatives assets
 (liabilities) relating
 to:--Note 10 Futures
 contracts...................        30.6       30.6        (3.4)        (3.4)
  Interest rate swaps........          --      (27.2)         --       (159.1)
  Currency rate swaps........          --      (44.8)         --         16.2
  Interest rate caps.........         0.2        0.2         0.4          0.4
  Interest rate floors.......         0.1        0.1         0.7          0.7
  Equity collar agreements...        53.0       53.0        28.6         28.6
Commitments--Note 13.........          --    1,195.0          --      1,114.2

The carrying amounts in the table are included in the statutory-basis statements of financial position. The methods and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.

NOTE 15--SUBSEQUENT EVENTS

 Reorganization and Initial Public Offering

Pursuant to a Plan of Reorganization approved by the policyholders and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, the Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. All policyholder membership interests in the Company were extinguished on that date and eligible policyholders of the Company received, in the aggregate, approximately 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million policy credits as compensation. In connection with the reorganization, the Company changed its name to John Hancock Life Insurance Company.

In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share. Net proceeds from the offering were $1,657.7 million, of which $105.7 million was retained by John Hancock Financial Services, Inc. and $1,552.0 million was contributed to the Company.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 15--SUBSEQUENT EVENTS--Continued

 Establishment of the Closed Block

Under the Plan of Reorganization, effective February 1, 2000, the Company created a closed block for the benefit of policies included therein. The policies included in the closed block are individual and joint traditional whole life insurance policies of the Company that are paying or are expected to pay dividends, and individual term life insurance policies that were in force on February 1, 2000. The purpose of the closed block is to protect the policy dividend expectations of these policies after the demutualization. Unless the Commonwealth of Massachusetts Commissioner of Insurance and, in certain circumstances, the New York Superintendent of Insurance consents to an earlier termination, the closed block will continue in effect until the date none of such policies is in force.

 Acquisition of Long-Term Care Business

On January 3, 2000, the Company signed an agreement to purchase the individual long-term care insurance business of Fortis, Inc. ("Fortis"). The business to be acquired had earned premiums of approximately $124.4 million in 1999 and included approximately 97,000 policies in force as of December 31, 1999. During 1999 the Company's individual long-term care earned premium was $177.3 million and approximately 164,000 individual long-term care policies were in force.

NOTE 16--IMPACT OF YEAR 2000 (UNAUDITED)

By late 1999, the Company completed its Year 2000 readiness plan to address issues that could result from computer programs being written using two digits to define the applicable year rather than four to define the applicable year and century. As a result the Company prepared for the transition to the Year 2000 and did not experience any significant Year 2000 problems with respect to its mission critical information technology ("IT") or non-IT systems, applications or infrastructure. During the date rollover to the year 2000, the Company implemented and monitored its millennium rollover plan and conducted business as usual on Monday, January 3, 2000.

Since January 3, 2000, the Company's information systems, including its mission critical systems, which in the event of a Year 2000 failure would have the greatest impact on its operations, have functioned properly. In addition, the Company has not experienced any significant Year 2000 issues related to interactions with its material business partners. The Company has experienced no disruption in its ability to process claims, update customer accounts, process financial transactions, report accurate data to management and no business interruptions due to Year 2000 issues. While the Company continues to monitor its systems, and those of its material business partners closely to ensure that no unexpected Year 2000 issues develop, the Company has no reason to expect any such issues.

The costs of the Year 2000 project consist of internal IT personnel and external costs such as consultants, programmers, replacement software, and hardware. The costs of the Year 2000 project are expensed as incurred. The project is funded partially through a reallocation of resources from discretionary projects. Through December 31, 1999, the Company has incurred and expensed approximately $20.8 million in related payroll costs for internal IT personnel on the project. The estimated remaining IT personnel costs of the project are approximately $1.0 million. Through December 31, 1999, the Company incurred and expensed approximately $47.0 million in external costs for the project. The estimated remaining external cost of the project is approximately $2.0 million. The total costs of the Year 2000 project, based on management's best estimates, include approximately $21.7 million in internal IT personnel, $14.6 million in the external modification of software, $18.3 million for external solution providers, $9.1 million in replacement costs of non-compliant IT systems and $6.9 million in oversight, test facilities and other expenses. Accordingly, the estimated range of total costs of the Year 2000 project, internal and external, is approximately $70 to $72.5 million. The Company's total Year 2000 project costs include the estimated impact of external solution providers based on presently available information.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Policyholders of
John Hancock Mutual Variable Life Insurance Account UV of John Hancock Mutual Life Insurance Company

  We have audited the accompanying statement of assets and liabilities of John Hancock Mutual Variable Life Insurance Account UV (the Account) (comprising, respectively, the Large Cap Growth, Sovereign Bond, International Equity Index, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth (formerly, Diversified Mid Cap Growth), Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Value, International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Global Equity, Bond Index, Small/Mid Cap CORE, High-Yield Bond and Enhanced U.S. Equity Subaccounts) as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Mutual Variable Life Insurance Account UV at December 31, 1999, the results of their operations and changes in their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP

Boston, Massachusetts
February 11, 2000

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1999

                                                                Large Cap    Sovereign    International   Small Cap    International
                                                                 Growth         Bond       Equity Index     Growth       Balanced
                                                               Subaccount    Subaccount     Subaccount    Subaccount    Subaccount
                                                              ------------  ------------  -------------  ------------  -------------
Assets
Cash .......................................................   $     4,878   $     8,824    $       777   $       493   $        23
Investments in shares of portfolios of John Hancock
  Variable Series Trust I, at value ........................    41,460,815    70,640,632      6,854,257     4,511,934       200,368
Investments in shares of portfolios of M Fund Inc., at value            --            --             --            --            --
Policy loans and accrued interest receivable ...............     2,567,621    10,248,950        326,736            --            --
Receivable from:
  John Hancock Variable Series Trust I .....................        12,029        21,016          3,262         2,588             3
  M Fund Inc. ..............................................            --            --             --            --            --
                                                               -----------   -----------    -----------   -----------   -----------
Total assets ...............................................    44,045,343    80,919,422      7,185,032     4,515,015       200,394
Liabilities
Payable to John Hancock Mutual Life Insurance Company ......        11,330        19,753          3,148         2,515            --
Asset charges payable ......................................         5,576        10,087            890           566            26
                                                               -----------   -----------    -----------   -----------   -----------
Total liabilities ..........................................        16,906        29,840          4,038         3,081            26
                                                               -----------   -----------    -----------   -----------   -----------
Net assets .................................................   $44,028,437   $80,889,582    $ 7,180,994   $ 4,511,934   $   200,368
                                                               ===========   ===========    ===========   ===========   ===========

                                                                  Mid Cap     Large Cap       Money        Mid Cap     Small/Mid Cap
                                                                  Growth        Value         Market        Value         Growth
                                                                Subaccount    Subaccount    Subaccount    Subaccount    Subaccount
                                                               ------------  ------------  ------------  ------------  -------------
Assets
Cash .......................................................   $     1,515   $       941   $        11   $       532   $       612
Investments in shares of portfolios of John Hancock
  Variable Series Trust I, at value ........................    13,609,575     8,262,786    18,351,172     4,701,632     5,486,044
Investments in shares of portfolios of M Fund Inc., at value            --            --            --            --            --
Policy loans and accrued interest receivable ...............            --            --     2,153,219            --            --
Receivable from:
  John Hancock Variable Series Trust I .....................         5,644         1,207         7,868         2,755         2,116
  M Fund Inc. ..............................................            --            --            --            --            --
                                                               -----------   -----------   -----------   -----------   -----------
Total assets ...............................................    13,616,734     8,264,934    20,512,270     4,704,919     5,488,772
Liabilities
Payable to John Hancock Mutual Life Insurance Company ......         5,423         1,072         7,543         2,678         2,026
Asset charges payable ......................................         1,737         1,075         1,621           609           702
                                                               -----------   -----------   -----------   -----------   -----------
Total liabilities ..........................................         7,160         2,147         9,164         3,287         2,728
                                                               -----------   -----------   -----------   -----------   -----------
Net assets .................................................   $13,609,574   $ 8,262,787   $20,503,106   $ 4,701,632   $ 5,486,044
                                                               ===========   ===========   ===========   ===========   ===========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 1999


                                               Real Estate    Growth&                   Short-Term     Small Cap
                                                 Equity        Income       Managed        Bond         Value
                                               Subaccount    Subaccount    Subaccount    Subaccount   Subaccount
                                               -----------  ------------  ------------  -----------  ------------
Assets
Cash.........................................  $      444   $     36,737  $     12,274   $     27     $      387
Investments in shares of portfolios
  of John Hancock Variable Series
  Trust I, at value..........................   3,800,017    307,871,384   106,178,553    238,913      3,467,391
Investments in shares of portfolios
 of M Fund Inc., at value ...................          --             --            --         --             --
Policy loans and accrued interest
 receivable..................................     230,080     32,628,714    12,951,552         --             --
Receivable from:
 John Hancock Variable Series Trust I........       1,091         56,249        48,999         64            103
 M Fund Inc..................................          --             --            --         --             --
                                               ----------   ------------  ------------   --------     ----------
Total assets.................................   4,031,632    340,593,084   119,191,378    239,004      3,467,881
Liabilities
Payable to John Hancock Mutual Life
 Insurance Company...........................       1,027         50,987        47,141         60             46
Asset charges payable........................         505         42,000        14,818         31            443
                                               ----------   ------------  ------------   --------     ----------
Total liabilities............................       1,532         92,987        61,959         91            489
                                               ----------   ------------  ------------   --------     ----------
Net assets...................................  $4,030,100   $340,500,097  $119,129,419   $238,913     $3,467,392
                                               ==========   ============  ============   ========     ==========


                                                                                                          Brandes
                                             International    Equity         Global        Turner       International
                                             Opportunities    Index           Bond       Core Growth      Equity
                                              Subaccount    Subaccount     Subaccount     Subaccount     Subaccount
                                             -------------  -----------    ----------    -----------    ------------
Assets
Cash......................................    $      406    $     1,634    $      87      $       29      $      59
Investments in shares of portfolios of
 John Hancock Variable Series Trust I,
 at value.................................     3,628,943     14,406,079      829,719              --             --
Investments in shares of portfolios of M
 Fund Inc., at value......................            --             --           --         257,807        525,501
Policy loans and accrued interest
 receivable...............................            --             --           --              --             --
Receivable from:
 John Hancock Variable Series Trust I.....         1,276          7,201           28              --             --
 M Fund Inc...............................            --             --           --               4              9
                                              ----------    -----------    ---------     -----------    -----------
Total assets..............................     3,630,625     14,414,914      829,834         257,840        525,569
Liabilities
Payable to John Hancock Mutual Life
 Insurance Company........................         1,217          6,965           15              --             --
Asset charges payable.....................           465          1,870          101              33             67
                                              ----------    -----------    ---------     -----------    -----------
Total liabilities.........................         1,682          8,835          116              33             67
                                              ----------    -----------    ---------     -----------    -----------
Net assets................................    $3,628,943    $14,406,079    $ 829,718     $   257,807    $   525,502
                                              ==========    ===========    =========     ===========    ===========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 1999


                                             Frontier Capital     Emerging
                                               Appreciation    Markets  Equity  Global Equity   Bond Index
                                                Subaccount       Subaccount      Subaccount     Subaccount
                                             ----------------  ---------------  -------------   -----------
Assets
Cash...................................          $     50         $     48        $     16       $     8
Investments in shares of portfolios
 of John Hancock Variable
 Series Trust I, at value..............                --          437,812         147,715        74,210
Investments in shares of portfolios
 of M Fund Inc., at value..............           453,983               --              --            --
Policy loans and accrued interest
 receivable............................                --               --              --            --
Receivable from:
 John Hancock Variable Series Trust I..                --            1,808               2             1
 M Fund Inc............................                 7               --              --            --
                                                 --------         --------        --------       -------
Total assets...........................           454,040          439,668         147,733        74,219
Liabilities
Payable to John Hancock Mutual Life
 Insurance Company.....................                --            1,801              --            --
Asset charges payable..................                57               55              18            10
                                                 --------         --------        --------       -------
Total liabilities......................                57            1,856              18            10
                                                 --------         --------        --------       -------
Net assets.............................          $453,983         $437,812        $147,715       $74,209
                                                 ========         ========        ========       =======

                                                                  Small/Mid Cap  High Yield   Enhanced U.S.
                                                                      Core          Bond         Equity
                                                                   Subaccount    Subaccount    Subaccount
                                                                  -------------  ----------  --------------
Assets
Cash...........................................................      $     9      $     9        $     2
Investments in shares of portfolios of John
 Hancock Variable Series Trust I, at value.....................       77,365       76,051             --
Investments in shares of portfolios of M Fund
 Inc., at value................................................           --           --         18,175
Policy loans and accrued interest receivable...................           --           --             --
Receivable from:
 John Hancock Variable Series Trust I..........................            1            1             --
 M Fund Inc....................................................           --           --             --
                                                                     -------      -------        -------
Total assets...................................................       77,375       76,061         18,177
Liabilities
Payable to John Hancock Mutual Life Insurance Company..........           --           --             --
Asset charges payable..........................................           10           10              2
                                                                     -------      -------        -------
Total liabilities..............................................           10           10              2
                                                                     -------      -------        -------
Net assets.....................................................      $77,365      $76,051        $18,175
                                                                     =======      =======        =======

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                            STATEMENT OF OPERATIONS

                     Years and periods ended December 31,


                                                Large Cap Growth Subaccount            Sovereign Bond Subaccount
                                             ----------------------------------  -------------------------------------
                                                1999        1998        1997        1999          1998          1997
                                             ----------  ----------  ----------  ------------  -----------  ------------
Investment income:
Distributions received from:
 John Hancock Variable Series
 Trust I..............................       $6,381,711  $2,836,032  $1,686,429  $ 5,184,234   $5,266,576    $4,454,173
 M Fund Inc...........................               --          --          --           --           --            --
Interest income on policy loans.......          161,454     128,186     103,747      750,673      727,807       696,074
                                             ----------  ----------  ----------  -----------   ----------    ----------
Total investment income...............        6,543,165   2,964,218   1,790,176    5,934,907    5,994,383     5,150,247
Expenses:
 Mortality and expense risks..........          213,770     143,859      99,710      452,925      415,570       370,612
                                             ----------  ----------  ----------  -----------   ----------    ----------
Net investment income.................        6,329,395   2,820,359   1,690,466    5,481,982    5,578,813     4,779,635
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss).............        1,146,308     433,509     292,430     (388,883)    (142,628)     (230,607)
 Net unrealized appreciation
  (depreciation) during the period....          320,087   4,558,660   2,142,494   (5,439,148)    (102,600)    1,277,686
                                             ----------  ----------  ----------  -----------   ----------    ----------
Net realized and unrealized gain
 (loss) on investments................        1,466,395   4,992,169   2,434,924   (5,828,031)    (245,228)    1,047,079
                                             ----------  ----------  ----------  -----------   ----------    ----------
Net increase (decrease) in net
 assets resulting from operations.....       $7,795,790  $7,812,528  $4,125,390  $  (346,049)  $5,333,585    $5,826,714
                                             ==========  ==========  ==========  ===========   ==========    ==========

                                              International Equity Index Subaccount      Small Cap Growth Subaccount
                                              --------------------------------------  ---------------------------------
                                                  1999         1998        1997          1999       1998       1997
                                              ------------  ----------  ------------  ----------  ---------  ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I....      $  212,869    $743,339    $ 195,240    $  543,433  $     --    $    436
 M Fund Inc..............................              --          --           --            --        --          --
Interest income on policy loans..........          20,538      17,802       15,746            --        --          --
                                               ----------    --------    ---------    ----------  --------    --------
Total investment income..................         233,407     761,141      210,986       543,433        --         436
Expenses:
 Mortality and expense risks.............          32,838      26,542       24,261        15,809     8,233       4,231
                                               ----------    --------    ---------    ----------  --------    --------
Net investment income (loss).............         200,569     734,599      186,725       527,624    (8,233)     (3,795)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain.......................          62,140      52,891       50,829        48,210    21,741       6,475
 Net unrealized appreciation
  (depreciation) during the period.......       1,295,768      13,239     (463,778)    1,125,829   204,674      92,108
                                               ----------    --------    ---------    ----------  --------    --------
Net realized and unrealized gain
 (loss) on investments...................       1,357,908      66,130     (412,949)    1,174,039   226,415      98,583
                                               ----------    --------    ---------    ----------  --------    --------
Net increase (decrease) in net
 assets resulting from operations........      $1,558,477    $800,729    $(226,224)   $1,701,663  $218,182    $ 94,788
                                               ==========    ========    =========    ==========  ========    ========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                            International Balanced Subaccount       Mid Cap Growth Subaccount
                                                            ---------------------------------   --------------------------------
                                                               1999        1998       1997         1999        1998       1997
                                                            ---------    --------   ---------   ----------  ----------  --------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I...................    $ 17,211    $ 12,240   $  3,972    $1,373,009  $  130,303        --
  M Fund Inc. ...........................................          --          --         --            --          --        --
Interest income on policy loans..........................          --          --         --            --          --        --
                                                             --------    --------   --------    ----------  ----------  --------
Total investment  income.................................      17,211      12,240      3,972     1,373,009     130,303        --
Expenses:
  Mortality and expense risks............................       1,267         826        392        34,834       5,242     2,164
                                                             --------    --------   --------    ----------  ----------  --------
Net investment income (loss).............................      15,944      11,414      3,580     1,338,175     125,061    (2,164)
Net realized and unrealized gain (loss) on investments:
  Net realized gain......................................       1,061       1,050        429       420,826      26,192     5,866
  Net unrealized appreciation (depreciation) during
    the period...........................................      (8,559)     12,294     (4,312)    4,283,452     193,946    66,874
                                                             --------    --------   --------    ----------  ----------  --------
Net realized and unrealized gain (loss) on investments...      (7,498)     13,344     (3,883)    4,704,278     220,138    72,740
                                                             --------    --------   --------    ----------  ----------  --------
Net increase (decrease) in net assets resulting from
  operations.............................................    $  8,446    $ 24,758   $   (303)   $6,042,453  $  345,199  $ 70,576
                                                             ========    ========   ========    ==========  ==========  ========

                                                                Large Cap Value Subaccount          Money Market Subaccount
                                                             -------------------------------   ---------------------------------
                                                               1999        1998       1997        1999        1998       1997
                                                             ---------   --------   --------   ----------  ----------   --------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I...................    $ 511,132   $185,232   $ 57,265   $1,134,371  $2,249,510   $641,356
  M Fund Inc. ...........................................           --         --         --           --          --         --
Interest income on policy loans..........................           --         --         --      155,491     154,162    148,802
                                                             ---------   --------   --------   ----------  ----------   --------
Total investment income..................................      511,132    185,232     57,265    1,289,862   2,403,672    790,158
Expenses:
  Mortality and expense risks............................       36,983     15,356      3,303      146,758     263,735     81,437
                                                             ---------   --------   --------   ----------  ----------   --------
Net investment income....................................      474,149    169,876     53,962    1,143,104   2,139,937    708,721
Net realized and unrealized gain (loss) on investments:
  Net realized gain......................................      123,242     68,953     17,858           --          --         --
  Net unrealized appreciation (depreciation) during
    the period...........................................     (499,454)    64,132     80,036           --          --         --
                                                             ---------   --------   --------   ----------  ----------   --------
Net realized and unrealized gain (loss) on investments...     (376,212)   133,085     97,894           --          --         --
                                                             ---------   --------   --------   ----------  ----------   --------
Net increase in net assets resulting from operations.....    $  97,937   $302,961   $151,856   $1,143,104  $2,139,937   $708,721
                                                             =========   ========   ========   ==========  ==========   ========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,

                                                              Mid Cap Value Subaccount           Small/Mid Cap Growth Subaccount
                                                         ---------------------------------    -------------------------------------
                                                           1999         1998        1997         1999         1998         1997
                                                         ---------   ----------  ---------    ----------   ----------    ----------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I...............    $  30,563   $   53,920  $ 150,951    $  840,786   $   93,281    $  407,765
  M Fund Inc. .......................................           --           --         --            --           --            --
Interest income on policy loans......................           --           --         --            --           --            --
                                                         ---------   ----------  ---------    ----------   ----------    ----------
Total investment income..............................       30,563       53,920    150,951       840,786       93,281       407,765
Expenses:
  Mortality and expense risks........................       28,106       34,857      7,632        30,491       26,942        22,030
                                                         ---------   ----------  ---------    ----------   ----------    ----------
Net investment income................................        2,457       19,063    143,319       810,295       66,339       385,735
Net realized and unrealized gain (loss) on
 investments:
  Net realized gain (loss)...........................     (547,518)      74,634     10,646        16,952       33,249       276,956
  Net unrealized appreciation (depreciation)
    during the period................................      657,486     (944,401)   145,409      (590,295)     126,465      (477,912)
                                                         ---------   ----------  ---------    ----------   ----------    ----------
Net realized and unrealized gain (loss) on
 investments.........................................      109,968     (869,767)   156,055      (573,343)     159,714      (200,956)
                                                         ---------   ----------  ---------    ----------   ----------    ----------
Net increase (decrease) in net assets resulting from
  operations.........................................    $ 112,425   $ (850,704) $ 299,374    $  236,952   $  226,953    $  184,779
                                                         =========   ==========  =========    ==========   ==========    ==========

                                                           Real Estate Equity Subaccount           Growth & Income Subaccount
                                                         ----------------------------------   -------------------------------------
                                                           1999          1998        1997         1999         1998         1997
                                                         ---------   -----------   --------   -----------  -----------   ----------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I...............    $ 262,930   $   343,976  $ 330,296   $35,057,066  $26,306,209   $25,377,474
  M Fund Inc. .......................................           --            --         --            --           --            --
Interest income on policy loans......................       17,361        17,260     15,261     2,279,107    1,996,131     1,728,054
                                                         ---------   -----------  ---------   -----------  -----------   -----------
Total investment income..............................      280,291       361,236    345,557    37,336,173   28,302,340    27,105,528
Expenses:
  Mortality and expense risks........................       24,900        33,890     25,420     1,779,482    1,466,469     1,136,268
                                                         ---------   -----------  ---------   -----------  -----------   -----------
Net investment income................................      255,391      327,346    320,137     35,556,691   26,835,871    25,969,260
Net realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss)...........................     (168,994)      158,205    181,015     5,502,422    3,223,935     1,982,518
  Net unrealized appreciation (depreciation) during
    the period.......................................     (220,380)   (1,546,717)   165,392     2,405,417   32,918,552    18,247,212
                                                         ---------   -----------  ---------   -----------  -----------   -----------
Net realized and unrealized gain (loss) on
  investments........................................     (389,374)   (1,388,512)   346,407     7,907,839   36,142,487    20,229,730
                                                         ---------   -----------  ---------   -----------  -----------   -----------
Net increase (decrease) in net assets resulting from
  operations.........................................    $(133,983)  $(1,061,166) $ 666,544   $43,464,530  $62,978,358   $46,198,990
                                                         =========   ===========  =========   ===========  ===========   ===========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                                                  Managed Subaccount                Short-Term Bond Subaccount
                                                         --------------------------------------  -----------------------------------
                                                            1999          1998         1997        1999        1998         1997
                                                         ------------  -----------  -----------  ----------  ---------  ------------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I.................  $ 9,998,433   $ 9,347,788  $ 7,891,222  $  15,539   $ 27,350    $1,036,747
  M Fund Inc...........................................           --                         --         --         --            --
Interest income on policy loans........................      953,686       854,487      768,231         --         --            --
                                                         -----------   -----------  -----------  ---------   --------    ----------
Total investment income................................   10,952,119    10,202,275    8,659,453     15,539     27,350     1,036,747
Expenses:
  Mortality and expense risks..........................      649,802       577,276      497,030      1,497      2,680       121,572
                                                         -----------   -----------  -----------  ---------   --------    ----------
Net investment income..................................   10,302,317     9,624,999    8,162,423     14,042     24,670       915,175
Net realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss).............................      996,546       791,245      437,661     (8,638)       265       (27,616)
  Net unrealized  appreciation (depreciation)
    during the period..................................   (2,108,530)    6,629,458    4,941,061     (2,442)    (4,247)      226,435
                                                         -----------   -----------  -----------  ---------   --------    ----------
Net realized and unrealized gain (loss) on
  investments..........................................   (1,111,984)    7,420,703    5,378,722    (11,080)    (3,982)      198,819
                                                         -----------   -----------  -----------  ---------   --------    ----------
Net increase in net assets resulting from operations...  $ 9,190,333   $17,045,702  $13,541,145  $   2,962   $ 20,688    $1,113,994
                                                         ===========   ===========  ===========  =========   ========    ==========


                                                            Small Cap Value Subaccount       International Opportunities Subaccount
                                                     --------------------------------------  --------------------------------------
                                                         1999          1998         1997        1999           1998         1997
                                                     -----------   -----------  -----------  ---------       --------    ----------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I...........    $    79,585   $    12,675  $    95,844  $ 241,151       $ 33,443    $    5,284
  M Fund Inc.....................................             --            --           --         --             --            --
Interest income on policy loans..................             --            --           --         --             --            --
                                                     -----------   -----------  -----------  ---------       --------    ----------
Total investment income..........................         79,585        12,675       95,844    241,151         33,443         5,284
Expenses:
  Mortality and expense risks....................         17,680        11,853        3,270     17,937         21,581         1,697
                                                     -----------   -----------  -----------  ---------       --------    ----------
Net investment income............................         61,905           822       92,574    223,214         11,862         3,587
Net realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss).......................        (33,134)       29,257       19,812    155,412         33,474         3,191
  Net unrealized  appreciation (depreciation)
    during the period............................       (148,401)     (105,331)     (12,804)   387,412        272,314       (12,223)
                                                     -----------   -----------  -----------  ---------       --------    ----------
Net realized and unrealized gain (loss) on
  investments....................................       (181,535)      (76,074)       7,008    542,824        305,788        (9,032
                                                     -----------   -----------  -----------  ---------       --------    ----------
Net increase in net assets resulting from
  operations......................................   $  (119,630)  $   (75,252) $    99,582  $ 766,038       $317,650      $ (5,445)
                                                     ===========   ===========  ===========  =========       ========      ========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                                                     Equity Index Subaccount         Global Bond Subaccount
                                                                 --------------------------------  -----------------------------
                                                                    1999        1998       1997      1999      1998      1997
                                                                 ----------  ----------  --------  ---------  -------  ---------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I.......................    $  593,325  $  185,267  $ 54,601  $ 37,862   $19,628   $ 9,400
  M Fund Inc.................................................            --          --        --        --        --        --
Interest income on policy loans..............................            --          --        --        --        --        --

Total investment income......................................       593,325     185,267    54,601    37,862    19,628     9,400
Expenses:
  Mortality and expense risks................................        63,950      27,141     5,346     4,084     1,979       658

Net investment income........................................       529,375     158,126    49,255    33,778    17,649     8,742
Net realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss)...................................       271,978     443,879    14,525      (151)    3,991       348
  Net unrealized  appreciation (depreciation) during
    the period...............................................     1,282,937     585,673   146,714   (52,953)    4,308     1,260
                                                                 ----------  ----------  --------  --------   -------   -------
Net realized and unrealized gain (loss) on
  investments................................................     1,554,915   1,029,552   161,239   (53,104)    8,299     1,608
                                                                 ----------  ----------  --------  --------   -------   -------
Net increase in net assets resulting from operations.........    $2,084,290  $1,187,678  $210,494  $(19,326)  $25,948   $10,350
                                                                 ==========  ==========  ========  ========   =======   =======

                                                        Turner Core Growth Subaccount       Brandes International Equity Subaccount
                                                       ------------------------------      ----------------------------------------
                                                         1999       1998       1997            1999           1998          1997
                                                       ---------  ---------  ---------     -------------  ------------  -----------
Investment income:
Distributions received from:
  John Hancock Variable Series Trust I...........      $      --  $      --  $      --     $        --    $      --     $      --
  M Fund Inc.....................................         19,328      2,231      6,373          16,354       14,444         1,796
Interest income on policy loans..................             --         --         --              --           --            --
                                                       ---------  ---------  ---------     -----------    ---------     ---------
Total investment income..........................         19,328      2,231      6,373          16,354       14,444         1,796
Expenses:
  Mortality and expense risks....................          1,139        565        301           2,166        1,158           684
                                                       ---------  ---------  ---------     -----------    ---------     ---------
Net investment income............................         18,189      1,666      6,072          14,188       13,286         1,112
Net realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss).......................         26,736      2,780        839          11,526          600           888
  Net unrealized  appreciation (depreciation)
    during the period............................         23,628     22,686      6,487         122,734        8,581        (1,473)
                                                       ---------  ---------  ---------     -----------    ---------     ---------
Net realized and unrealized gain (loss) on
  investments....................................         50,364     25,466      7,326         134,260        9,181          (585)
                                                       ---------  ---------  ---------     -----------    ---------     ---------
Net increase in net assets resulting from
 operations......................................      $  68,553  $  27,132  $  13,398     $   148,448    $  22,467     $     527
                                                       =========  =========  =========     ===========    =========     =========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and Periods ended December 31,


                                              Frontier Capital Appreciation     Emerging Markets Equity    Global Equity
                                                        Subaccount                    Subaccount             Subaccount
                                              ------------------------------   ------------------------   ----------------
                                                1999        1998       1997        1999        1998*       1999     1998*
                                              ----------  ---------  -------   ------------  ----------   -------  -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I......   $     --    $    --    $    --     $ 15,636      $    1     $   816   $  117
 M Fund Inc................................     13,028     12,832      6,463           --          --          --       --
Interest income on policy loans............         --         --         --           --          --          --       --
                                              --------    -------    -------     --------      ------     -------   ------
Total investment income....................     13,028     12,832      6,463       15,636           1         816      117
Expenses:
 Mortality and expense risks...............      4,257     13,446      1,409          466           0         378       60
                                              --------    -------    -------     --------      ------     -------   ------
Net investment income (loss)...............      8,771       (614)     5,054       15,170           1         438       57
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain  (loss).................    (59,550)    23,061      8,970        1,838          (1)        196      (16)
 Net unrealized appreciation (depreciation)
  during the period........................     89,369       (840)    32,469       92,713         (48)     20,203     (303)
                                              --------    -------    -------     --------      ------     -------   ------
Net realized and unrealized gain (loss) on
 investments...............................     29,819     22,221     41,439       94,551         (49)     20,399     (319)
                                              --------    -------    -------     --------      ------     -------   ------
Net increase (decrease) in net assets
 resulting from operations.................   $ 38,590    $21,607    $46,493     $109,721      $  (48)    $20,837   $ (262)
                                              ========    =======    =======     ========      ======     =======   ======

                                                                                                                        Enhanced
                                                           Bond Index    Small/Mid Cap CORE       High Yield Bond      U.S. Equity
                                                           Subaccount        Subaccount             Subaccount          Subaccount
                                                       ----------------  ---------------------   -------------------- -------------
                                                         1999    1998*     1999       1998*       1999        1998*       1999**
                                                       -------- -------  ---------  ----------   ---------- --------- -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I...............   $  2,971   $ 296   $  6,699  $    --     $  3,011     $  50      $    --
 M Fund Inc.........................................         --      --         --       --           --        --        1,435
Interest income on policy loans.....................         --      --         --       --           --        --           --
                                                       --------   -----   --------  -------     --------     -----      -------
Total investment income.............................      2,971     296      6,699       --        3,011        50        1,435
Expenses:
 Mortality and expense risks........................        270      11        335       48          220         2           61
                                                       --------   -----   --------  -------     --------     -----      -------
Net investment income (loss)........................      2,701     285      6,364      (48)       2,791        48        1,374
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss)...........................     (1,613)    (26)     1,093   (1,957)        (396)     (108)          11
 Net unrealized appreciation (depreciation) during
  the period........................................     (1,753)   (147)     4,719    1,888       (1,172)      (19)       1,285
                                                       --------   -----   --------  -------     --------     -----      -------
Net realized and unrealized gain (loss) on
 investments........................................     (3,366)   (173)     5,812      (69)      (1,568)     (127)       1,296
                                                       --------   -----   --------  -------     --------     -----      -------
Net increase (decrease) in net assets resulting from
 operations.........................................   $   (665)  $ 112   $ 12,176  $  (117)    $  1,223     $ (79)     $ 2,670
                                                       ========   =====   ========  =======     ========     =====      =======

---------
*   From May 1, 1998 (commencement of operations).
**  From May 1, 1999 (commencement of operations).

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENTS OF CHANGES IN NET ASSETS

                      Years and Periods ended December 31,


                                            Large Cap Growth Subaccount                 Sovereign Bond Subaccount
                                  -------------------------------------------  ------------------------------------------
                                          1999         1998          1997          1999          1998           1997
                                  ---------------  ------------  ------------  ------------  ------------  --------------
Increase (decrease) in net
 assets from operations:
 Net investment income.........   $    6,329,395   $ 2,820,359   $ 1,690,466   $ 5,481,982   $ 5,578,813    $ 4,779,635
 Net realized gain (loss)......        1,146,308       433,509       292,430      (388,883)     (142,628)      (230,607)
 Net unrealized appreciation
  (depreciation) during the
  period.......................          320,087     4,558,660     2,142,494    (5,439,148)     (102,600)     1,277,686
                                  --------------   -----------   -----------   -----------   -----------    -----------
Net increase (decrease) in
 net assets resulting from
 operations....................        7,795,790     7,812,528     4,125,390      (346,049)    5,333,585      5,826,714
From policyholder
 transactions:
 Net premiums from
  policyholders................       10,950,682     6,922,934     5,387,401    11,668,600    10,038,753     10,001,325
 Net benefits to
  policyholders................       (5,776,293)   (3,869,320)   (3,401,593)   (7,543,864)   (7,974,428)    (8,051,538)
 Net increase in policy
  loans........................               --            --            --            --            --             --
                                  --------------   -----------   -----------   -----------   -----------    -----------
Net increase in net assets
 resulting from policyholder
 transactions..................        5,174,389     3,053,614     1,985,808     4,124,736     2,064,425      1,949,787
                                  --------------   -----------   -----------   -----------   -----------    -----------
Net increase in net assets.....       12,970,179    10,866,142     6,111,198     3,778,687     7,398,010      7,776,501
Net assets at beginning of
 period........................       31,058,258    20,192,116    14,080,918    77,110,895    69,712,885     61,936,384
                                  --------------   -----------   -----------   -----------   -----------    -----------
Net assets at end of period....   $   44,028,437   $31,058,258   $20,192,116   $80,889,582   $77,110,895    $69,712,885
                                  ==============   ===========   ===========   ===========   ===========    ===========


                                    International Equity Index Subaccount                 Small Cap Growth Subaccount
                                  ----------------------------------------      --------------------------------------------
                                       1999           1998         1997                 1999            1998         1997
                                  --------------   ----------   ----------      ----------------    -----------   ----------
Increase (decrease) in  net
assets from  operations:
 Net investment income (loss)...  $      200,569   $  734,599   $  186,725      $        527,624    $   (8,233)   $  (3,795)
 Net realized gain..............          62,140       52,891       50,829                48,210        21,741        6,475
 Net unrealized appreciation
  (depreciation) during the
   period.......................       1,295,768       13,239     (463,778)            1,125,829       204,674       92,108
                                  --------------   ----------   ----------      ----------------    ----------    ---------
Net increase  (decrease) in net
 assets resulting from
 operations.....................       1,558,477      800,729     (226,224)            1,701,663       218,182       94,788
From policyholder transactions:
 Net premiums from
policyholders...................       1,634,643    1,489,281    1,504,962             1,398,160       891,480      809,492
 Net benefits to policyholders..      (1,119,500)    (269,586)    (199,118)             (390,180)          --           --
 Net increase in policy loans...              --           --           --                    --           --           --
                                  --------------   ----------   ----------      ----------------    ----------    ---------
Net increase in net assets
resulting from  policyholder
 transactions...................         515,143      141,969      427,597             1,007,980       621,894      610,374
                                  --------------   ----------   ----------      ----------------    ----------    ---------
Net increase in net assets......       2,073,620      942,698      201,373             2,709,643       840,076      705,162
Net assets at beginning of
 period.........................       5,107,374    4,164,676    3,963,303             1,802,291       962,215      257,053
                                  --------------   ----------   ----------      ----------------    ----------    ---------
Net assets at end of period.....  $    7,180,994   $5,107,374   $4,164,676      $      4,511,934    $1,802,291    $ 962,215
                                  ==============   ==========   ==========      ================    ==========    =========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                                 International Balanced Subaccount             Mid Cap Growth Subaccount
                                               -------------------------------------   ------------------------------------------
                                                  1999          1998         1997          1999           1998           1997
                                               ------------  -----------  -----------  -------------  -------------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)...............   $    15,944   $   11,414   $    3,580   $  1,338,175   $    125,061    $    (2,164)
 Net realized gain..........................         1,061        1,050          429        420,826         26,192          5,866
 Net unrealized appreciation (depreciation)
  during the period.........................        (8,559)      12,294       (4,312)     4,283,452        193,946         66,874
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from operations..................         8,446       24,758         (303)     6,042,453        345,199         70,576
From policyholder transactions:
 Net premiums from policyholders............       115,573      150,466       62,380      7,041,199        772,359        457,341
 Net benefits to policyholders..............      (133,983)     (50,214)      (9,531)      (947,660)      (211,806)      (125,239)
 Net increase in policy loans...............            --           --           --             --             --             --
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions...       (18,410)     100,262       52,849      6,093,539        560,553        332,102
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net increase (decrease) in net assets.......        (9,964)     125,020       52,546     12,135,992        905,752        402,678
Net assets at beginning of period...........       210,332       85,312       32,766      1,473,582        567,830        165,152
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net assets at end of period.................   $   200,368   $  210,332   $   85,312   $ 13,609,574   $  1,473,582    $   567,830
                                               ===========   ==========   ==========   ============   ============    ===========


                                                    Large Cap Value Subaccount                  Money Market Subaccount
                                               -------------------------------------   --------------------------------------------
                                                  1999          1998         1997          1999           1998           1997
                                               ------------  -----------  -----------  -------------  -------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income......................   $   474,149   $  169,876   $   53,962   $  1,143,104   $  2,139,937    $   708,721
 Net realized gain..........................       123,242       68,953       17,858             --             --             --
 Net unrealized appreciation (depreciation)
  during the period.........................      (499,454)      64,132       80,036             --             --             --
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net increase in net assets resulting from
 operations.................................        97,937      302,961      151,856      1,143,104      2,139,937        708,721
From policyholder transactions:
 Net premiums from policyholders............     5,449,922    2,321,440    1,506,756     16,733,655     55,692,824     11,210,536
 Net benefits to policyholders..............    (1,059,147)    (528,449)     (85,021)   (46,642,184)   (22,850,788)    (9,620,370)
 Net increase (decrease) in policy loans....            --           --           --             --       (198,682)       103,247
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions...     4,390,775    1,792,991    1,421,735    (29,908,529)    32,643,354      1,693,413
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net increase (decrease) in net assets.......     4,488,712    2,095,952    1,573,591    (28,765,425)    34,783,291      2,402,134
Net assets at beginning of period...........     3,774,075    1,678,123      104,532     49,268,531     14,485,240     12,083,106
                                               -----------   ----------   ----------   ------------   ------------    -----------
Net assets at end of period.................   $ 8,262,787   $3,774,075   $1,678,123   $ 20,503,106   $ 49,268,531    $14,485,240
                                               ===========   ==========   ==========   ============   ============    ===========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                                       Midcap Value Subaccount              Small/Mid Cap Growth Subaccount
                                              --------------------------------------   ------------------------------------------
                                                  1999          1998         1997          1999           1998           1997
                                              -------------  -----------  -----------  ------------   -------------  ------------
Increase (decrease) in net assets
 from operations:
 Net investment income................        $    2,457    $    19,063   $   143,319    $  810,295     $    66,339   $   385,735
 Net realized gain (loss).............          (547,518)        74,634        10,646        16,952          33,249       276,956
 Net unrealized appreciation
  (depreciation) during the period....           657,486       (944,401)      145,409      (590,295)        126,465      (477,912)
                                              ----------    -----------   -----------  ------------     -----------   -----------
Net increase (decrease) in net assets
 resulting from operations............            112,425      (850,704)      299,374       236,952         226,053       184,779
From policyholder transactions:
 Net premiums from policyholders......          2,086,192     5,639,732     1,620,752     1,533,102       1,812,713     2,554,133
 Net benefits to policyholders........         (3,546,814)     (775,357)     (112,395)   (1,200,248)     (1,214,489)   (1,628,677)
 Net increase in policy loans.........                 --            --            --            --              --            --
                                              -----------   -----------   -----------  ------------     -----------   -----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions.........................         (1,460,622)    4,864,375     1,508,357       332,854         598,224       925,456
                                              -----------   -----------   -----------  ------------     -----------   -----------
 Net increase (decrease) in net
 assets...............................         (1,348,197)    4,013,671     1,807,731       569,806         824,277     1,110,235
Net assets at beginning of period.....          6,049,829     2,036,158       228,427     4,916,238       4,091,961     2,981,726
                                              -----------   -----------   -----------  ------------     -----------   -----------
Net assets at end of period...........        $ 4,701,632   $ 6,049,829   $ 2,036,158  $  5,486,044     $ 4,916,238   $ 4,091,961
                                              ===========   ===========   ===========  ============     ===========   ===========


                                                  Real Estate Equity Subaccount                 Growth & Income Subaccount
                                              ---------------------------------------  ------------------------------------------
                                                  1999          1998         1997          1999           1998           1997
                                              -------------  -----------  -----------  ------------   -------------  ------------
Increase (decrease) in net assets
 from operations:
 Net investment income.................       $    255,391   $   327,346  $   320,137  $  35,556,691   $ 26,835,871    $ 25,969,260
 Net realized gain (loss)..............           (168,994)      158,205      181,015      5,502,422      3,223,935       1,982,518
 Net unrealized appreciation
  (depreciation) during the period.....           (220,380)   (1,546,717)     165,392      2,405,417     32,918,552      18,247,212
                                              ------------   -----------  -----------  -------------   ------------    ------------
Net increase (decrease) in net
 assets resulting operations...........           (133,983)   (1,061,166)     666,544     43,464,530     62,978,358      46,198,990
From policyholder transactions:
 Net premiums from policyholders.......            968,627     3,382,263    1,748,132     34,593,082     35,108,834      30,351,780
 Net benefits to policyholders.........         (2,335,552)   (1,663,696)  (1,218,783)   (34,650,911)   (29,649,984)    (24,619,851)
 Net increase (decrease) in policy
  loans................................                 --        (1,103)      34,311             --      3,672,137       3,346,307
                                              ------------   -----------  -----------  -------------   ------------    ------------
Net increase (decrease) in net
 assets resulting from policyholder
 transactions..........................         (1,366,925)    1,717,464      563,660        (57,829)     9,130,987       9,078,236
                                              ------------   -----------  -----------  -------------   ------------    ------------
Net increase (decrease) in net
 assets................................         (1,500,908)      656,298    1,230,204     43,406,701     72,109,345      55,277,226
Net assets at beginning of period......          5,531,008     4,874,710    3,644,506    297,093,396    224,984,051     169,706,825
                                              ------------   -----------  -----------  -------------   ------------    ------------
Net assets at end of period............       $  4,030,100   $ 5,531,008  $ 4,874,710  $ 340,500,097   $297,093,396    $224,984,051
                                              ============   ===========  ===========  =============   ============    ============

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                         Managed Subaccount                     Short-Term Bond Subaccount
                                             ------------------------------------------   --------------------------------------
                                                 1999           1998           1997          1999         1998           1997
                                             -------------  -------------  -------------  -----------  -----------  ---------------
Increase (decrease) in net assets from
 operations:
 Net investment income....................   $ 10,302,317   $  9,624,999   $  8,162,423   $   14,042   $   24,670    $    915,175
 Net realized gain (loss).................        996,546        791,245        437,661       (8,638)         265         (27,616)
 Net unrealized appreciation (depreciation)
  during the period.......................     (2,108,530)     6,629,458      4,941,061       (2,442)      (4,247)        226,435
                                             ------------   ------------   ------------   ----------   ----------    ------------
Net increase in net assets resulting from
 operations...............................      9,190,333     17,045,702     13,541,145        2,962       20,688       1,113,994
From policyholder transactions:
 Net premiums from policyholders..........     13,430,282     13,116,210     13,194,907      109,732      420,697         116,602
 Net benefits to policyholders............    (14,305,859)   (14,539,301)   (14,539,295)    (370,270)     (71,999)    (26,168,835)
 Net increase in policy loans.............             --      1,134,137      1,257,640           --           --              --
                                             ------------   ------------   ------------   ----------   ----------    ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions.       (875,577)      (288,954)       (86,748)    (260,538)     348,698     (26,052,233)
                                             ------------   ------------   ------------   ----------   ----------    ------------
Net increase (decrease) in net assets.....      8,314,756     16,756,748     13,454,397     (257,576)     369,386     (24,938,239)
Net assets at beginning of period.........    110,814,663     94,057,915     80,603,518      496,489      127,103      25,065,342
                                             ------------   ------------   ------------   ----------   ----------    ------------
Net assets at end of period...............   $119,129,419   $110,814,663   $ 94,057,915   $  238,913   $  496,489    $    127,103
                                             ============   ============   ============   ==========   ==========    ============

                                                        Small Cap Value Subaccount        International Opportunities Subaccount
                                                   ------------------------------------   ---------------------------------------
                                                      1999         1998         1997          1999          1998          1997
                                                   -----------  -----------  ----------   -------------  ------------  ----------
Increase (decrease) in net assets from
 operations:
 Net investment income..........................   $   61,905   $      822   $   92,574   $   223,214    $   11,862     $  3,587
 Net realized gain (loss).......................      (33,134)      29,257       19,812       155,412        33,474        3,191
 Net unrealized appreciation (depreciation)
  during the period.............................     (148,401)    (105,331)     (12,804)      387,412       272,314      (12,223)
                                                   ----------   ----------   ----------   -----------    ----------     --------
Net increase (decrease) in net assets resulting
 from operations................................     (119,630)     (75,252)      99,582       766,038       317,650       (5,445)
From policyholder transactions:
 Net premiums from policyholders................    1,483,922    1,644,666    1,224,547     2,354,681     3,814,201      295,915
 Net benefits to policyholders..................     (447,402)    (270,585)    (137,364)   (3,673,500)     (339,134)     (46,736)
 Net increase in policy loans...................           --           --           --            --            --           --
                                                   ----------   ----------   ----------   -----------    ----------     --------
Net increase (decrease) in net assets resulting
 from policyholder transactions.................    1,036,520    1,374,081    1,087,183    (1,318,819)    3,475,067      249,179
                                                   ----------   ----------   ----------   -----------    ----------     --------
Net increase (decrease) in net assets...........      916,890    1,298,829    1,186,765      (552,781)    3,792,717      243,734
Net assets at beginning of period...............    2,550,502    1,251,673       64,908     4,181,724       389,007      145,273
                                                   ----------   ----------   ----------   -----------    ----------     --------
Net assets at end of period.....................   $3,467,392   $2,550,502   $1,251,673   $ 3,628,943    $4,181,724     $389,007
                                                   ==========   ==========   ==========   ===========    ==========     ========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                      YEARS AND PERIODS ENDED DECEMBER 31,

                                                       Equity Index Subaccount              Global Bond Subaccount
                                               --------------------------------------   ---------------------------------
                                                   1999          1998         1997        1999        1998        1997
                                               ------------  -----------  -----------   ----------  ---------  ----------
Increase (decrease) in
 net assets from operations:
 Net investment income...................       $   529,375   $  158,126   $   49,255   $  33,778   $ 17,649    $  8,742
 Net realized gain (loss)................           271,978      443,879       14,525        (151)     3,991         348
 Net unrealized appreciation
  (depreciation) during the period.......         1,282,937      585,673      146,714     (52,953)     4,308       1,260
                                                -----------   ----------   ----------   ---------   --------    --------
Net increase (decrease) in net
 assets resulting from operations........         2,084,290    1,187,678      210,494     (19,326)    25,948      10,350
From policyholder transactions:
 Net premiums from policyholders.........         6,697,385    4,822,053    1,827,052     696,619    381,024     161,548
 Net benefits to policyholders...........        (1,623,429)    (885,493)    (149,826)   (317,999)   (83,865)    (37,799)
 Net increase in policy loans............                --           --           --          --         --          --
                                                -----------   ----------   ----------   ---------   --------    --------
Net increase in net assets resulting
 from policyholder transactions..........         5,073,956    3,936,560    1,677,226     378,620    297,159     123,749
                                                -----------   ----------   ----------   ---------   --------    --------
Net increase in net assets...............         7,158,246    5,124,238    1,887,720     359,294    323,107     134,099
Net assets at beginning of period........         7,247,833    2,123,595      235,875     470,424    147,317      13,218
                                                -----------   ----------   ----------   ---------   --------    --------
Net assets at end of period..............       $14,406,079   $7,247,833   $2,123,595   $ 829,718   $470,424    $147,317
                                                ===========   ==========   ==========   =========   ========    ========

                                            Turner Core Growth Subaccount   Brandes International Equity Subaccount
                                            ------------------------------  ----------------------------------------
                                               1999       1998      1997        1999          1998          1997
                                            ---------  ---------  --------  ------------  ------------  ------------
Increase (decrease) in
 net assets from operations:
 Net investment income...................   $ 18,189   $  1,666   $ 6,072    $ 14,188      $ 13,286       $  1,112
 Net realized gain.......................     26,736      2,780       839      11,526           600            888
 Net unrealized appreciation
  (depreciation) during the period.......     23,628     22,686     6,487     122,734         8,581         (1,473)
                                            --------   --------   -------    --------      --------       --------
Net increase in net assets resulting
 from operations.........................     68,553     27,132    13,398     148,448        22,467            527
From policyholder transactions:
 Net premiums from policyholders.........    109,802     39,070    33,658     152,629       141,892         82,259
 Net benefits to policyholders...........    (45,555)    (9,835)   (7,208)    (31,332)      (34,941)       (45,350)
 Net increase in policy loans............         --         --        --          --            --             --
                                            --------   --------   -------    --------      --------       --------
Net increase in net assets resulting
 from policyholder transactions..........     64,247     29,235    26,450     121,297       106,951         36,909
                                            --------   --------   -------    --------      --------       --------
Net increase in net assets...............    132,800     56,367    39,848     269,745       129,418         37,436
Net assets at beginning of period........    125,007     68,640    28,792     255,757       126,339         88,903
                                            --------   --------   -------    --------      --------       --------
Net assets at end of period..............   $257,807   $125,007   $68,640    $525,502      $255,757       $126,339
                                            ========   ========   =======    ========      ========       ========

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and Periods Ended December 31,


                                             Frontier Capital Appreciation         Emerging Markets Equity        Global Equity
                                                     Subaccount                            Subaccount              Subaccount
                                            ------------------------------------   -----------------------   ----------------------
                                               1999         1998         1997         1999         1998*        1999        1998*
                                            ----------   ----------   ----------   ----------   ----------   ----------  ----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)............   $    8,771   $     (614)  $    5,054   $   15,170   $        1   $      438  $       57
 Net realized gain (loss)................      (59,550)      23,061        8,970        1,838           (1)         196         (16)
 Net unrealized appreciation
  (depreciation) during the period.......       89,369         (840)      32,469       92,713          (48)      20,203        (303)
                                            ----------   ----------   ----------   ----------   ----------   ----------  ----------
Net increase (decrease) in net assets
 resulting from operations...............       38,590       21,607       46,493      109,721          (48)      20,837        (262)
From policyholder transactions:
 Net premiums from policyholders.........      103,675    2,465,299      138,553      336,277          784      125,955      17,519
 Net benefits to policyholders...........   (2,221,410)    (227,386)     (70,647)      (8,915)          (7)     (15,572)       (762)
 Net increase in policy loans............           --           --           --           --           --           --          --
                                            ----------   ----------   ----------   ----------   ----------   ----------  ----------
Net increase (decrease) in net assets
 resulting from policyholder transactions   (2,117,735)   2,237,913       67,906      327,362          777      110,383      16,757
                                            ----------   ----------   ----------   ----------   ----------   ----------  ----------
Net increase (decrease) in net assets....   (2,079,145)   2,259,520      114,399      437,083          729      131,220      16,495
Net assets at beginning of period........    2,533,128      273,608      159,209          729            0       16,495           0
                                            ----------   ----------   ----------   ----------   ----------   ----------  ----------
Net assets at end of period..............   $  453,983   $2,533,128   $  273,608   $  437,812   $      729   $  147,715  $   16,495
                                            ==========   ==========   ==========   ==========   ==========   ==========  ==========

                                                                                                                          Enhanced
                                                 Bond Index             Small/Mid Cap CORE          High Yield Bond      U.S. Equity
                                                 Subaccount                  Subaccount                Subaccount        Subaccount
                                            -----------------------   -----------------------   -----------------------  -----------
                                               1999         1998         1999         1998         1999         1998        1999*
                                            ----------   ----------   ----------   ----------   ----------   ----------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)............    $   2,701   $      285   $    6,364   $      (48)  $    2,791   $       48  $     1,374
 Net realized gain (loss)................       (1,613)         (26)       1,093       (1,957)        (396)        (108)          11
 Net unrealized appreciation
  (depreciation) during the period.......       (1,753)        (147)       4,719        1,888       (1,172)         (19)       1,285
                                            ----------   ----------   ----------   ----------   ----------   ----------  -----------
Net increase (decrease) in net assets
 resulting from operations...............         (665)         112       12,176         (117)       1,223         (79)        2,670
From policyholder transactions:
 Net premiums from policyholders.........       80,921       16,730       44,493       52,673       69,375      108,274       15,505
 Net benefits to policyholders...........      (20,596)      (2,293)     (12,003)     (19,857)          --     (102,742)          --
 Net increase in policy loans............           --           --           --           --           --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------  -----------
Net increase in net assets resulting from
 policyholder transactions...............       60,325       14,437       32,490       32,816       69,375       5,532        15,505
                                            ----------   ----------   ----------   ----------   ----------   ----------  -----------
Net increase in net assets...............       59,660       14,549       44,666       32,699       70,598       5,453        18,175
Net assets at beginning of period........       14,549            0       32,699            0        5,453           0             0
                                            ----------   ----------   ----------   ----------   ----------   ----------  -----------
Net assets at end of period..............   $   74,209   $   14,549   $   77,365   $   32,699   $   76,051   $   5,453   $    18,175
                                            ==========   ==========   ==========   ==========   ==========   ==========  ===========

---------

*   From May 1, 1998 (commencement of operations).

See accompanying notes.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

1.   Organization

     John Hancock Mutual Variable Life Insurance Account UV (the Account) is a separate investment account of John Hancock Mutual Life Insurance Company (JHMLICO or John Hancock). John Hancock Mutual Variable Life Insurance Account UV was formed to fund variable life insurance policies (Policies) issued by JHMLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of twenty-seven subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the
Fund) or of M Fund Inc. (M Fund). New subaccounts may be added as new Portfolios are added to the Fund or to M Fund, or as other investment options are developed, and made available to policyholders. The twenty-seven Portfolios of the Fund and M Fund which are currently available are the Large Cap Growth, Sovereign Bond, International Equity Index, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth (formerly, Diversified Mid Cap Growth), Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Value, International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Global Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond and Enhanced U.S. Equity Portfolios. Each Portfolio has a different investment objective.

     The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHMLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

     The assets of the Account are the property of JHMLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHMLICO may conduct.

2.   Significant Accounting Policies

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Valuation of Investments

     Investment in shares of the Fund and of M Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Portfolio shares are determined on the basis of identified cost.

  Federal Income Taxes

     The operations of the Account are included in the federal income tax return of JHMLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHMLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Policies funded in the Account. Currently, JHMLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

  Expenses

     JHMLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

     JHMLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

  Policy Loans

     Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily.

3.   Transactions With Affiliates

     JHMLICO acts as the distributor, principal underwriter and investment advisor for the Fund.

     Certain officers of the Account are officers and directors of JHMLICO or the Fund.

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

4. Details of Investments

   The details of the shares owned and cost and value of investments in the Portfolios of the Fund and of M Fund at December 31, 1999 were as follows:


          Portfolio             Shares Owned      Cost          Value
          ---------             ------------  ------------  --------------
Large Cap Growth                   1,516,913  $ 33,840,498  $  41,460,815
Sovereign Bond                     7,742,962    76,567,490     70,640,632
International Equity Index           348,907     5,723,159      6,854,257
Small Cap Growth                     236,036     3,094,500      4,511,934
International Balanced                18,717       200,046        200,368
Mid Cap Growth                       465,615     9,063,619     13,609,575
Large Cap Value                      612,481     8,613,285      8,262,786
Money Market                       1,835,117    18,351,172     18,351,172
Mid Cap Value                        367,982     4,828,927      4,701,632
Small/Mid Cap Growth                 390,884     6,039,184      5,486,044
Real Estate Equity                   331,185     4,719,779      3,800,017
Growth & Income                   15,384,863   241,740,472    307,871,384
Managed                            6,873,184    96,391,658    106,178,553
Short-Term Bond                       24,575       245,749        238,913
Small Cap Value                      317,611     3,731,225      3,467,391
International Opportunities          239,181     2,974,200      3,628,943
Equity Index                         704,179    12,384,477     14,406,079
Global Bond                           84,502       877,096        829,719
Turner Core Growth                    11,243       204,222        257,807
Brandes International Equity          33,860       396,716        525,501
Frontier Capital Appreciation         21,495       331,669        453,983
Emerging Markets Equity               35,704       345,147        437,812
Global Equity                         12,173       127,815        147,715
Bond Index                             7,964        76,110         74,210
Small/Mid Cap CORE                     7,882        70,758         77,365
High Yield Bond                        8,463        77,242         76,051
Enhanced U.S. Equity                     867        16,890         18,175

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

     Purchases, including reinvestment of dividend distributions and proceeds from the sales of shares in the Portfolios of the Fund and of M Fund during 1999, were as follows:


              Portfolio                  Purchases       Sales
              ---------                 -----------  -------------
Large Cap Growth                        $13,422,273  $  2,517,136
Sovereign Bond                           13,709,441     4,426,503
International Equity Index                1,206,222       553,307
Small Cap Growth                          1,705,289       169,682
International Balanced                      102,061       104,527
Mid Cap Growth                            8,451,704     1,019,989
Large Cap Value                           6,131,213     1,266,291
Money Market                             17,249,777    46,141,311
Mid Cap Value                             1,774,841     3,233,006
Small/Mid Cap Growth                      1,914,302       771,153
Real Estate Equity                          859,997     1,976,566
Growth & Income                          47,518,686    15,480,980
Managed                                  14,747,572     6,118,076
Short-Term Bond                             116,133       362,629
Small Cap Value                           1,396,171       297,748
International Opportunities               2,979,658     4,075,263
Equity Index                              7,159,058     1,555,726
Global Bond                                 695,939       283,540
Turner Core Growth                          142,622        60,186
Brandes International Equity                181,255        45,768
Frontier Capital Appreciation                91,263     2,200,227
Emerging Markets Equity                     351,448         8,915
Global Equity                               113,648         2,828
Bond Index                                   86,949        23,921
Small/Mid Cap CORE                           58,717        19,864
High Yield Bond                              85,583        13,417
Enhanced U.S. Equity                         17,418           539

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

5. Net Assets

     Accumulation shares attributable to net assets of policyholders and accumulation share values for each portfolio at December 31, 1999 were as follows:


                                        VLI Class #1                  MVL Class #3                 Flex Class #4
                                ----------------------------  ----------------------------  ----------------------------
                                Accumulation   Accumulation   Accumulation   Accumulation   Accumulation    Accumulation
          Portfolio                Shares     Shares  Values     Shares     Shares  Values     Shares      Shares  Values
          ---------             ------------  --------------  ------------  --------------  ------------  ----------------
Large Cap Growth                     --             --           30,422         $79.68         303,522         $79.68
Sovereign Bond                       --             --           13,276          23.69       1,236,413          23.69
International Equity Index           --             --           12,251          27.55         147,364          27.55
Small Cap Growth                     --             --           38,152          21.70         144,335          21.70
International Balanced               --             --            6,210          13.29           3,652          13.29
Mid Cap Growth                       --             --           95,740          35.59         245,163          35.59
Large Cap Value                      --             --           50,345          16.17         406,006          16.17
Money Market                         --             --           31,966          18.10         535,048          18.10
Mid Cap Value                        --             --           54,325          14.06         234,907          14.06
Small/Mid Cap Growth                 --             --           23,443          18.80         240,110          19.80
Real Estate Equity                   --             --            8,437          22.14         111,094          22.14
Growth & Income                      --             --          102,216          68.13       1,902,118          68.13
Managed                              --             --           45,437          39.65       1,203,335          39.65
Short-Term Bond                      --             --            2,066          12.99          14,631          12.99
Small Cap Value                      --             --           29,974          12.32         222,258          12.32
International Opportunities          --             --           14,160          16.54         183,229          16.54
Equity Index                         --             --          173,452          23.08         367,259          23.08
Global Bond                          --             --           16,532          12.16          39,548          12.16
Turner Core Growth                   --             --            1,897          26.33           7,888          26.33
Brandes International Equity         --             --            5,884          17.14          20,691          17.14
Frontier Capital Appreciation        --             --            1,074          21.11          18,559          21.11
Emerging Markets Equity              --             --            2,490          12.77          25,395          12.77
Global Equity                        --             --            3,549          12.23             264          12.23
Bond Index                           --             --            4,208          10.34           2,651          10.34
Small/Mid Cap CORE                   --             --              794          10.76             201          10.76
High Yield Bond                      --             --            4,951          10.10             551          10.10
Enhanced U.S. Equity                 --                           1,372          13.25              --          13.25

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                                      Flex II Class #5                VEP Class #7                  VEP Class #8
                                ----------------------------  ----------------------------  ----------------------------
                                Accumulation   Accumulation   Accumulation   Accumulation   Accumulation    Accumulation
          Portfolio                Shares     Shares  Values     Shares     Shares  Values     Shares      Shares  Values
          ---------             ------------  --------------  ------------  --------------  ------------  ----------------
Large Cap Growth                   18,120         $79.68         11,630         $34.19         14,305          $34.28
Sovereign Bond                      7,625          23.69          6,071          13.80          5,831           13.84
International Equity Index          7,387          27.55          8,217          17.52          2,077           17.58
Small Cap Growth                   19,575          21.70          5,119          21.68            778           21.71
International Balanced              2,567          13.29          2,650          13.28             --           13.30
Mid Cap Growth                     25,572          35.60          8,683          35.56          7,218           35.62
Large Cap Value                    32,808          16.17          8,456          16.15         10,743           16.18
Money Market                        8,023          18.10         13,653          13.08         10,717           13.12
Mid Cap Value                      21,416          14.06         19,817          14.05          3,847           14.08
Small/Mid Cap Growth                5,669          19.80          3,944          19.77          3,887           19.83
Real Estate Equity                  5,693          22.14          1,424          14.40             --           14.44
Growth & Income                    54,684          68.13         57,852          30.90         23,997           31.00
Managed                            23,610          39.65         11,858          20.88          9,588           20.94
Short-Term Bond                     1,526          12.99             52          12.97             --           13.00
Small Cap Value                    18,339          12.32          7,072          12.30          3,899           12.33
International Opportunities         9,070          16.54          7,208          16.52          5,805           16.55
Equity Index                       50,932          23.08         22,543          23.06          7,757           23.10
Global Bond                         5,693          12.16          3,685          12.15          2,757           12.17
Turner Core Growth                     --             --             --             --             --              --
Brandes International Equity           --             --            581          16.91          3,546           16.94
Frontier Capital Appreciation          --             --            185          22.75          1,528           22.80
Emerging Markets Equity             2,886          12.77          3,505          12.77             --              --
Global Equity                         147          12.23          3,346          12.22             --              --
Bond Index                            177          10.34            140          10.34             --              --
Small/Mid Cap CORE                     57          10.76          6,139          10.76             --              --
High Yield Bond                     1,033          10.10            997          10.10             --              --
Enhanced U.S. Equity                   --             --             --             --             --              --

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV

                                             VEP Class #9
                                     ------------------------------
                                     Accumulation    Accumulation
             Portfolio                  Shares      Shares  Values
             ---------               ------------  ----------------
Large Cap Growth                        3,240           $34.39
Sovereign Bond                             --               --
International Equity Index                 --               --
Small Cap Growth                           --               --
International Balanced                     --               --
Mid Cap Growth                             --               --
Large Cap Value                         2,782            16.21
Money Market                               --               --
Mid Cap Value                              --               --
Small/Mid Cap Growth                       --               --
Real Estate Equity                         --               --
Growth & Income                         3,934            31.09
Managed                                    --               --
Short-Term Bond                            --               --
Small Cap Value                            --               --
International Opportunities                --               --
Equity Index                            2,213            23.14
Global Bond                                --               --
Turner Core Growth                         --               --
Brandes International Equity               --               --
Frontier Capital Appreciation              --               --
Emerging Markets Equity                    --               --
Global Equity                           4,771            12.24
Bond Index                                 --               --
Small/Mid Cap CORE                         --               --
High Yield Bond                            --               --
Enhanced U.S. Equity                       --               --

                  ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


     This index should help you locate more information about many of the important concepts in this prospectus.

Key Word or Phrase                                             Page

Account......................................................    32
account value................................................     7
attained age.................................................     9
beneficiary..................................................    42
business day.................................................    32
changing Option A or B.......................................    16
changing the Sum Insured.....................................    15
charges......................................................     8
Code.........................................................    38
cost of insurance rates......................................     8
date of issue................................................    33
death benefit................................................     5
deductions...................................................     8
enhanced cash value rider....................................    15
expenses of the Trusts.......................................     9
fixed investment option......................................    32
full surrender...............................................    12
fund.........................................................     2
grace period.................................................     7
insurance charge.............................................     8
insured person...............................................     5
investment options...........................................     1
John Hancock.................................................    32
lapse........................................................     7
loan.........................................................    13
loan interest................................................    13
maximum premiums.............................................     6
Minimum Initial Premium......................................    33
minimum insurance amount.....................................    15
minimum premiums.............................................     6
modified endowment contract..................................    39
monthly deduction date.......................................    34
mortality and expense risk charge............................     9
Option A; Option B; Option M.................................    14
optional extra death benefit feature.........................    14
owner........................................................     5
partial withdrawal...........................................    13
partial withdrawal charge....................................     9
payment options..............................................    16
Planned Premium..............................................     6
policy anniversary...........................................    33
policy year..................................................    33
premium; premium payment.....................................     5
prospectus...................................................     3
receive; receipt.............................................    19
reinstate; reinstatement.....................................     7
sales charges................................................     8
SEC..........................................................     2
Separate Account UV..........................................    32
Servicing Office.............................................     2
special loan account.........................................    13
subaccount...................................................    32
Sum Insured..................................................    14
surrender....................................................    12
surrender value..............................................    12
Target Premium...............................................     8
tax considerations...........................................    38
telephone transfers..........................................    19
transfers of account value...................................    12
Trusts.......................................................     2
variable investment options..................................     1
we; us.......................................................    32
withdrawal...................................................    13
withdrawal charges...........................................     9
you; your....................................................     5

                             CROSS-REFERENCE TABLE


Form N-8B-2 Item                 Caption in Prospectus
----------------                 ---------------------

1, 2                             Cover, The Account and The Series
                                 Fund, John Hancock

3                                Inapplicable

4                                Cover, Distribution of Policies

5,6                              The Account and The Series Fund,
                                 State Regulation

7, 8, 9                          Inapplicable

10(a),(b),(c),(d),(e)            Principal Policy Provisions

10(f)                            Voting Privileges

10(g),(h)                        Changes that John Hancock can
                                 make as to your policy

10(i)                            Appendix--Other Policy
                                 Provisions, The Account and The
                                 Series Fund

11, 12                           Summary, The Account and The Series
                                 Fund, Distribution of Policies

13                               Charges and expenses,
                                 Summary Appendix--Illustration of Death
                                 Benefits, Surrender Values and
                                 Accumulated Premiums

14, 15                           Summary, Distribution of
                                 Policies, Premiums

16                               The Account and The Series Funds or Fund

17                               Summary of Policies, Principal
                                 Policy Provisions

18                               The Account and The Series Fund,
                                 Tax Considerations

19                               Reports

20                               Changes that John Hancock can
                                 make as to your policy

21                               Principal Policy Provisions

22                               Principal Policy Provisions

23                               Distribution of Policies

24                               Not Applicable

25                               John Hancock

26                               Charges  and Expenses

27,28,29,30                      John Hancock, Board of Directors and
                                 Executive Officers of John Hancock

31,32,33,34                      Not Applicable

35                               John Hancock

37                               Not Applicable

38,39,40,41(a)                   Distribution of Policies,
                                 John Hancock,
                                 Charges and Expenses

42,43                            Not Applicable

44                               The Account and The Series Fund,
                                 Principal Policy Provisions,
                                 Appendix--Illustration of Death
                                 Benefits, Surrender Values and
                                 Accumulated Premiums

45                               Not Applicable

46                               The Account and The Series Fund,
                                 Principal Policy Provisions,
                                 Appendix--Illustration of Death
                                 Benefits, Cash Values and
                                 Accumulated Premiums

47                               Not Applicable

48,49,50                         Not Applicable

51                               Principal Policy Provisions,
                                 Appendix--Other Policy Provisions
52 The Account and The Series Funds, Changes that John Hancock can make as to your policy

53,54,55                         Not Applicable

56,57,58,59                      Not Applicable

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       REPRESENTATION OF REASONABLENESS

     John Hancock Mutual Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the service rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

     Pursuant to Article 9 of John Hancock's Bylaws and Section 67 of the Massachusetts Business Corporation Law, John Hancock indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of John Hancock.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following Papers and Documents:

     The facing sheet.

     Cross-Reference Table

     The prospectus consisting of 93 pages

     The undertaking to file reports.

     The undertaking regarding indemnification.

     The signatures.

     The following exhibits:

1.A.  (1)  John Hancock Board Resolution establishing the separate account, included in the initial registration statement of this Account, filed June 4, 1993.

      (2)  Not Applicable

      (3) (a) Form of Distribution Agreement by and among John Hancock Distributors, Inc., John Hancock Mutual Life Insurance Company, and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

           (b) Specimen Variable Contracts Selling Agreement between John Hancock Distributors, Inc., and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

           (c) Schedule of sales commissions included in "Distribution of Policies" in the prospectuses forming part of this Registration Statement.

      (4)  Not Applicable

      (5)  Form of Flexible Variable universal life insurance policy.

      (6) Charter and By-Laws of John Hancock Mutual Life Insurance Company previously filed electronically on April 12, 1996.

      (7)  Not Applicable

      (8)  Not Applicable

      (9)  Not Applicable

     (10) Form of application for Policies, included in the initial registration statement of this Account, filed June 4, 1993.

     (11)  Not Applicable. The Registrant invests only in shares of open-end
           Funds.

2.  Included as exhibit 1.A(5) above

3.  Opinion and consent of counsel as to securities being registered.

4.  Not Applicable

5.  Not Applicable

6.  Opinions and consents of actuary.

7.  Consent of independent auditors, (Filed herewith).

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures (which are the same as those of its affiliate John Hancock Variable Life Insurance Company) for Policies pursuant to Rule 6e-2(b)(12)(ii) and method of computing adjustments in payments and cash values of Policies upon conversion to fixed benefit policies pursuant to Rule 6e-2(b)(13)(v)(B) previously filed electronically on April 12, 1996.

9. Power of attorney of Robert J. Tarr, Jr. previously filed electronically on April 23, 1997. Powers of attorney for Bodman, Gifford, Boyan, Morton, Connors, Brown, Booth, D'Alessandro, Fast, Aborn, Bok, Feldstein, Syron and Hawley previously filed electronically on April 12, 1996.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the John Hancock Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 27th day of July, 2000.


                                   JOHN HANCOCK LIFE INSURANCE COMPANY



                                        By: /s/ David F. D'Alessandro
                                           --------------------------
                                             David F. D'Alessandro
                                             Chief Executive Officer


Attest: /s/ Ronald J. Bocage
       --------------------------
       Ronald J. Bocage
       Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Life Insurance Company and on the dates indicated.

/s/ Thomas E. Moloney
---------------------                             July 27, 2000
Thomas E. Moloney
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Acting Principal Accounting Officer)

/s/ David F. D'Alessandro
-------------------------                         July 27, 2000
David F. D'Alessandro
President and Chief Executive Officer
(Principal Executive Officer)
Signing for himself and as Attorney-In-Fact for:

Stephen L. Brown         Chairman of the Board
Foster L. Aborn          Vice Chairman of the Board
Nelson S. Gifford        Director
E. James Morton          Director
John M. Connors, Jr.     Director
Robert J. Tarr, Jr.      Director
Robert E. Fast           Director
I. MacAllister Booth     Director
Samuel W. Bodman         Director
Michael C. Hawley        Director
Kathleen F. Feldstein    Director
Richard F. Syron         Director

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, certifies that it meets all of the requirements for effectiveness of this Registration Statement under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 27th day of July, 2000.


On behalf of the Registrant
By John Hancock Life Insurance Company
(Depositor)

                                             By: /s/ David F. D'Alessandro
                                                 -------------------------
                                                 David F. D'Alessandro
                                                 President and Chief Executive
                                                 Officer

Attest: /s/ Ronald J. Bocage
        --------------------------
        Ronald J. Bocage
        Vice President and Counsel